7/15



03024659

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vtech Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED JUL 22 2003 THOMSON FINANCIAL

FILE NO. 82- 3565 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

OICF/BY: dw

DATE : 7/18/03




VTECH - CMS Division
Bromcom presents this plaque to VTech - CMS division in recognition of the commitment, dedication and hard work, which has contributed to Bromcom achieving its goals.
Bromcom
Bromcom Computers Plc
United Kingdom














vtech

# VTech Holdings Ltd

(Incorporated in Bermuda with limited liability)

## Annual Report 2003

# A Solid Foundation for Future Growth

Over the past two years, VTech has achieved a significant turnaround in its profitability and financial position, creating a new foundation for future growth. In the financial year 2003, we succeeded in delivering a dramatic rise in net profit to US$40.8 million and a strong net cash position to US$67.7 million. We will build on this solid financial platform to achieve steady growth in both revenues and profits in financial year 2004, and to open new horizons of opportunity beyond.

# Corporate Profile

VTech is one of the world's leading consumer-focused technology companies which designs, manufactures, markets and sells telecommunication and electronic learning products through an extensive international distribution network. With its excellence in technology manufacturing, the Group also provides highly sought-after contract manufacturing services. In addition to the well-known VTech brand, the Group has the rights to use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories for the term of the license.

*Founded in 1976, VTech had revenue reached US$866.5 million in financial year 2003. The Group's high frequency* cordless phones enjoy dominant market share in the United States while VTech brand electronic learning products are a prominent label in the US and European markets. With a corporate culture rooted in "Innovation & Technology", the Group invested US$31.0 million in R&D in financial year 2003, and launches numerous innovative and high quality products each year. Its customer-centric approach has cemented close relationships with leading retailers and built brand loyalty among consumers of all ages.

With headquarters in the Hong Kong Special Administrative Region (Hong Kong SAR) and state-of-the-art manufacturing facilities in mainland China, VTech currently has a presence in 10 countries and approximately 13,500 employees, including around 720 R&D professionals in R&D centres in Canada, Hong Kong SAR and mainland China. This network allows VTech to stay abreast of the latest technology and market trends throughout the world.

Shares of VTech Holdings Limited are listed on both the Hong Kong and London stock exchanges (SEHK: 303; London SE: VTH). Ordinary shares are also available in the form of American Depository Receipts (ADRs) through the Bank of New York (ADR: VTKHY).



# A year of solid achievements

**Allan WONG**
Chairman

## To our Shareholders, Customers, Partners, and Employees

PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS IN LAST 5 YEARS


US$ million
100
50
0
(50)
(100)
(150)
(200)
(250)
82.3
44.8
(215.0)
11.2
40.8
99
00
01
02
03

**The financial year 2003 was one of solid achievements for VTech in its financial results. At the interim, we reported a return to a net cash position and we built on this achievement in the subsequent six months to an even stronger net cash position at the end of the financial year.**



Improved net profit




CLEAR
ON
OFF
1
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO





Technology leadership



Customer-centric strategy

The Group revenue has declined by 9.7% from last year. Although sales of AT&T and VTech branded telecommunication products grew considerably in the financial year 2003, the increase was insufficient to offset the loss of ODM (Original Design Manufacturing) business in telecommunication products. In 2002, one of our largest ODM customers exited the North America telephone market and hence these ODM sales did not recur in financial year 2003. Lower sales at our Electronic Learning Products (ELP) business in the United States was another major factor contributing to the reduction in the Group revenue.

Despite the decrease in the Group revenue from US$959.8 million to US$866.5 million, operating profit improved from US$23.0 million to US$59.5 million. Profit attributable to shareholders stood at US$40.8 million, which compared to last year's US$11.2 million. The 264.3% rise in profit attributable to shareholders over previous year is primarily due to the gain arising from the settlement of our lawsuit against Lucent Technologies Inc. (Lucent) of US$34.0 million, improved product mix in the sales of AT&T and VTech branded telecommunication products, enhancing supply chain management and manufacturing processes. The Group also benefited from a reduction in financing costs as it strengthens its liquidity position. The results were, however, adversely affected by the less than satisfactory performance of our ELP business in the United States.

The Group is currently in discussions with the Hong Kong Inland Revenue Department (IRD) regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. Whilst management considers that the subsidiaries have grounds to support these claims, the outcome of the dispute remains undetermined. The directors consider it prudent to establish a provision of US$11.0 million for the directors' best estimate of any liabilities which may arise on settlement of this dispute, which has been charged to the consolidated income statement for the year ended 31st March 2003.

The continuous improvement in VTech's financial position has led the directors to recommend a final dividend of US2.0 cents per ordinary share which, together with the interim dividend already paid, brings the full-year dividend to US3.5 cents per ordinary share.

Steady operational cash flow has given further support to the Group's improved liquidity. As at 31st March 2003, the Group had net cash of US$67.7 million, against a net debt position of US$32.5 million at 31st March 2002. Total interest bearing liabilities had decreased from US$95.8 million as at 31st March 2002 to US$2.7 million. The gross

# Strong growth in branded sales




AT&T

## Outstanding customer service


BJ's
WHOLESALE
CLUB

debt to shareholders' funds ratio stood at 2.1% compared with 107.2% for the same period of last year. The Group has adequate financial resources to meet its working capital requirements.

### Good Performance from Telecommunication Products

Telecommunication products were again the mainstay of VTech's revenue in the financial year 2003, at US$609.8 million accounting for 70.4% of total Group revenue. Although this figure was 9.0% lower than the financial year 2002 as a result of the decrease in ODM sales, the result is very encouraging.

The acquisition of the Lucent wired business that triggered a broad-based restructuring of our telecommunication products business had given the opportunity to the Group to enhance its operation that enabled us to stay ahead of the industry. The acquisition also brought VTech a powerful licensed brand in AT&T that allowed the Group to cover a wider spectrum of customers and positioned it as the category leader of many major retailers. This in turn opens up a major source of revenue growth.

This improvement was demonstrated during the financial year 2003 by the strong sales performance of our AT&T and VTech branded products. In a market made particularly sluggish by weak consumer sentiment, sales of our branded telecommunication products increased considerably, helping to maintain our dominant share in the US cordless phones market. For the financial year 2003, sales of the 2.4GHz and 5.8GHz models, accounted for over 50% of our telecommunication products business revenue.

The customer-centric strategy adopted by the telecommunication products business also contributed substantially to the business' operating results. During the period under review, the business received a number of important customer awards for outstanding customer services, including Sam's Club's "Supplier of the Year Award", Target's "Electronics Instock Award", and BJ's "Partnership Award".

### Challenges in the US for ELP

The ELP business continued to face severe challenges in the US market, while maintaining its dominance in our principal European markets. Revenue for the financial year 2003 decreased by 16.4% to US$161.9 million.

In the United States, the rise of certain strong competitors had threatened the sales of VTech products, particularly in the pre-school and infant categories. The popularization of personal computers, television and hand-held games at the same time, has eroded the size of the electronic learning aids (ELA) segment of our ELP business. Historically, the ELA category accounted for over 50% of ELP revenue and in the financial year 2003, it only accounted for 21.0%.

# A three-year plan...





# ...to restore revenues and profits





We also recognized the need to get closer to both the retailers which carry our products and the consumers who purchase them. To this end, two years ago we brought in new management with extensive marketing experience to develop a much more customer-centric approach. Many valuable lessons were learned and we are continuing to build our strategies using the same principles but with improved execution.

Acknowledging the need for further changes, we have devised a three-year strategic plan to restore the business to its normal level of revenue and profitability. We will first focus on rebuilding the profitability of the business, starting from reorganizing the US operations. To improve efficiency in product development, we closed the R&D centre in Connecticut, USA and consolidated the new product development function completely in Hong Kong and mainland China under the leadership of our new senior management team. Our product design teams in Hong Kong and mainland China will be supported by the up-to-date market intelligence collected from our distribution networks in major markets. Dedicated resources will also be allocated to them to generate innovative and creative product ideas and concepts. We have full confidence that the quality of the new product development process will be much improved by this new arrangement and the change in management.

## Stable Contract Manufacturing Services (CMS)

VTech's ability to provide the complete range of Electronics Manufacturing Services (EMS) to medium-sized companies again provided the Group with sustainable revenue in the financial year 2003, despite soft conditions in the worldwide EMS market. Our CMS business had a steady year, with modest revenue growth of 2.0% to US$94.7 million and a stable profit. The business also made important improvements during the year to its operations, upgrading to ISO9001:2000 version, gaining TL9000 certification for telecommunication products, introducing lead-free soldering and establishing a new R&D centre in Shenzhen, mainland China. All these enhancements position VTech well for future growth opportunities.

## Outlook

The macro-economic outlook for the financial year 2004 remains highly uncertain, with consumer sentiment in the United States and Europe highly contingent on a number of factors. For VTech, however, the financial year 2004 is a year that we look forward to further growth in revenue and profitability.


CCEMS
Certificate of Registration
ISO 14001:1996
ISO14001:1996
UKAS



One-stop shop OEM services



Stable profit

In telecommunication products, we have already delivered some of the new 2.4GHz and 5.8GHz cordless phones to sustain the sales momentum created during the financial year 2003 and capture more market share in the United States. A large number of new models were introduced at the Consumer Electronics Show (CES) in January 2003 that were very well received by the industry and are expected to drive sales and profits in the financial year 2004. These continue the VTech tradition of innovation and technology leadership, including the TeleZapper® phones and the "Teen Phone".

Our telecommunication products business will also expand aggressively in Europe. We are deepening the relationships we have already established with some of the best names in European telecommunications, to which we are already a key supplier. In March 2003, we entered into an alliance with the Swissvoice Group, a Switzerland-based leader in the marketing of residential fixed line telephones in Europe. Swissvoice will market VTech's DECT phones in various European markets. Our aim is to raise the proportion of the Group's telecommunication products revenue from Europe to 15% by 2006, around three times the current proportion.

In a more dramatic development, in January 2003, we secured an extension to the brand license agreement with AT&T that permits VTech to use the AT&T brand on data networking products. Wireless Local Area Networks are proliferating rapidly around the world, as consumers seek the mobility and convenience they offer. The global data networking market, which is still in its early stage is growing fast and the technology used in data networking devices is a common platform with the 2.4GHz cordless phone technology. We have leveraged our expertise to create a product range in this area, which will be an important new growth driver for our telecommunication products business in longer term.

The ELP business will also turn around as we implement our three-year strategic plan. The immediate focus will be to rebuild profitability. The ELP operation will be altogether leaner and more productive in the financial year 2004, following the actions we have already undertaken to rationalize the cost structure of the business. These include allocating our advertising dollars strategically in the financial year 2004 to ensure that maximum impact will be generated with fewer resources. The Hong Kong, US and European operations were also streamlined and reorganized to bring the size of the structure into proportion with the current scale of the business. As a result, we are confident of much improved bottom line results for the financial year 2004.

With profitability restored at our ELP business, we expect to achieve solid revenue growth in the financial year 2005 and beyond, as new products come on stream. A completely revamped product range for


vtech




vtech



Geographic expansion


DATA
GAMING
STORAGE
WIRELESS


vtech
伟易达集团


vtech
伟易达集团
vtech
vtech

Steady revenue and profit growth

the calendar year 2004 is being developed, based on the marketing skills we have gained over the past three years with our deep reservoir of product development expertise in Hong Kong. We are also exploring entirely new product categories.

During the financial year 2004, we have a range of 16 different electronic learning products ready to test the longer-term China market. These products cover our three major categories, namely electronic infant toys, electronic pre-school toys and ELA. They are designed to appeal to the children aged 6 months to 11 years old and will initially be sold in the Pearl River Delta area in the mainland China.

CMS, meanwhile, is expected to continue to make a solid contribution to the Group's results, and benefit from the need of more companies to outsource. The scope of our product design service will be expanded and we plan to enter more segments of the market by attaining QS9000 and ISO13488 certifications, which will give us entry to the production of parts for the automotive and equipment for the medical sectors respectively.

To strive for greater efficiency and enhanced performance, we have launched a balanced scorecard project on a global basis. With this new management system, we are able to integrate the Group's overall strategies into operations and raise the Group's performance to a higher level.

Depending on the resilience of consumer demand in all major markets, we expect steady growth in revenues and recurrent profits in the financial year 2004. Over the next three years, however, as the new initiatives come to fruition, we expect to return to a more rapid and broadly based growth path, producing much stronger financial results that will enable us to reward our shareholders more fully for their supports during the past few years.

## Appreciation

Last but not the least, I would like to thank my fellow directors and senior management, as well as all VTech employees for their continued commitment to ensuring continued improvement for the Group. Likewise, my thanks go out to our bankers and business partners for their invaluable supports.

**Allan WONG Chi Yun**
Chairman
Hong Kong, 25th June 2003


vtech

16 new products



# VTech enters the China market


vtech



Distribution in large department stores

The financial year 2004 will mark VTech's entry into the China market, starting with the Electronic Learning Products (ELP), an exciting development that I believe offers great long term potential to become an important growth driver for the Group.

Over the past 12 months, our R&D teams in Hong Kong and mainland China have developed a range of products specifically for this market. Sixteen products are ready for testing the market in the financial year 2004. They cover all three major ELP categories: electronic infant toys, electronic pre school toys and electronic learning aids.

The initial range is to be sold in the affluent Pearl River Delta area in large department stores. To support sales, VTech plans to launch a comprehensive marketing campaign, beginning with a TV advertising campaign in July and August 2003 that will capture the strong purchasing power of the summer vacation period. This will be supplemented by magazine advertising, point of sales displays as well as participation at trade fairs and sales fairs held in the department stores. Later in the financial year 2004, our products will target to launch in Beijing, the Chang Jiang River Delta Area and the Sichuan province.

All of these products reflect the 20-year heritage of VTech in ELP. We develop our products to be both educational and fun, applying advanced technology to make them as interactive as possible. In doing so, we ensure a range of designs to meet the learning needs of children of different age categories.

Our strong focus on education with Chinese contents is especially suited to mainland China, where tradition and the policy of encouraging one child per family lead to a great emphasis on children's education. VTech has strong brand equity in global markets and in mainland China and there is currently no dominant brand for educational products. We are therefore confident that VTech has a strong competitive advantage to maximize the opportunities presented by this emerging market.

**Albert LEE Wai Kuen**
Deputy Chairman




FINANCIAL PERSPECTIVE
Goals
Measures
How do we increase shareholders' values?
How do customers see us ?
CUSTOMER PERSPECTIVE
Goals
Measures
Translating strategy into action
INTERNAL PROCESS PERSPECTIVE
Goals
Measures
What must we excel at?
Can we continue to improve and create value?
Measures
Goals
LEARNING & GROWTH PERSPECTIVE



# A system of corporate accountability

During the financial year 2003, as CEO, my main task was to execute the strategy formulated and approved by the Board of Directors and I am pleased to report that important progress has been made in achieving the targets set out by the Board.

The Group continues the focus on its three core businesses and most of the non-core businesses had been either scaled down or divested. In addition, the Group successfully sold property assets in Hong Kong which helped us to minimize the capital assets on our balance sheet. We also made some necessary management changes across the Group to ensure a lean and effective cost structure in all business units.

In the coming financial year, I will continue to execute the Board's strategy, paying particular attention to driving down costs and improving supply chain management, to raise our competitiveness and achieve greater customer satisfaction. A new Chief Information Officer has already been appointed to lead the Group's IT initiatives.

In addition, in line with our strategy of increasing management accountability, in April 2003 we launched a new "balanced scorecard" management system. As we implement this across the Group in calendar year 2003, it will help build an open corporate culture through the internal sharing of knowledge and information, creating a system of corporate accountability that will allow us to attract and retain the talents the Group needs to achieve future growth.

**Paddy LAW Wai Leung**
Group Chief Executive Officer

- Improvement of net profit to US$40.8 million
- Increased operating profit (excluding lawsuit settlement) by 10.9%
- Net cash of US$67.7 million
- Total dividend of US3.5 cents per share

**RESULTS OVERVIEW**
For the year ended 31st March 2003
All figures are in US$ million except those stated otherwise

| | 2003 | 2002 |
|---|---|---|
| **Revenue** | 866.5 | 959.8 |
| **Operating profit** | 59.5 | 23.0 |
| **Profit attributable to shareholders** | 40.8 | 11.2 |
| **Non-recurring items affecting net results** | | |
| — Gain on settlement of a lawsuit | 34.0 | — |
| — Tax provision for prior years under dispute | (11.0) | — |
| **Basic earnings per share** (in US cents) | 18.1 | 5.0 |
| **Dividend per share** (in US cents) | | |
| — Interim | 1.5 | Nil |
| — Final | 2.0 | Nil |

**REVENUE** The Group revenue for the year ended 31st March 2003 was US$866.5 million, which represented a drop of 9.7% from that of last year. The decline was mainly attributable to the loss of ODM business of telecommunication products in this financial year, despite the substantial growth of sales of AT&T and VTech branded products in the same period. Lower sales at the ELP business in the US market was another major factor contributing to the reduction in the Group revenue.

Telecommunication products accounted for 70.4% of total Group revenue to US$609.8 million for the year ended 31st March 2003. As compared with last year, revenue declined 9.0% mainly because of the decrease in sales from ODM business. One major customer exited the North America telephone market in 2002, with the result that this revenue did not recur in the financial year 2003. However, the sales performances of AT&T and VTech branded phones were strong, especially in higher margin 2.4GHz and 5.8GHz cordless phones as consumers responded well to our new range of products. The sales of the AT&T and VTech branded products grew considerably in the period under review and captured a dominant share in the US market. Currently, we are the largest player in the cordless phone market in the United States.

In the financial year 2003, the improved product mix, i.e. shifting from 900MHz to 2.4GHz cordless phones, enabled the business to enjoy better margin and higher average selling price (ASP) as compared to the financial year 2002. Sales derived from our ODM business in the financial year 2003 accounted for less than 5% of total telecommunication products revenue, which is significantly lower than the proportion of this revenue in the last financial year.

**GROUP REVENUE IN LAST 5 YEARS**



US$ million
1,500
1,200
900
600
300
960.6
1,045.9
1,334.9
959.8
866.5
99
00
01
02
03


**2003 GROUP REVENUE BY PRODUCT LINE (US$ million)**



| | |
|---|---|
| Telecommunication products | 609.8 |
| Electronic learning products | 161.9 |
| Contract manufacturing services | 94.7 |
| Other businesses | 0.1 |

**2003 GROUP REVENUE BY REGION (US$ million)**



| | |
|---|---|
| North America | 680.3 |
| Europe | 149.5 |
| Asia Pacific | 29.2 |
| Others | 7.5 |

Geographically, North America remained as the major market for telecommunication products, accounting for 93.3% of total telecommunication products revenue in the financial year 2003, as compared to 95.0% in the financial year 2002.

**TELECOMMUNICATION PRODUCTS REVENUE BY REGION (US$ million)**



|  |  |
| --- | --- |
| North America | 569.0 |
| Europe | 29.2 |
| Asia Pacific | 7.6 |
| Others | 4.0 |

Revenue of the ELP business decreased by 16.4% to US$161.9 million. The ELP business faced severe challenges in the US market due to rapid expansion of major competitors in the pre-school and infant categories. Competition from personal computers, TV and hand-held games also posted a challenge to the ELA category. Reduction in the shelf space offered by leading customers put additional pressure on the business. VTech, however, maintained its leadership in principal European markets, which accounted for 54.4% of the total revenue of the ELP business in the financial year 2003 as compared to 49.1% in the financial year 2002. Building on the innovative ability of our R&D teams in Hong Kong and mainland China, management decided to close the R&D centre in Connecticut, USA and shift the R&D function to Hong Kong and mainland China under the leadership of the new management team that was put in place in late 2002. This will both lower the operational costs and improve the Group's ability to develop products that are better accepted by consumers.

**ELECTRONIC LEARNING PRODUCTS REVENUE BY REGION (US$ million)**



| Region | US$ million |
| --- | --- |
| North America | 64.1 |
| Europe | 88.0 |
| Asia Pacific | 6.3 |
| Others | 3.5 |

The CMS business continued to provide a reliable source of cash flow to the Group, as the strategy of providing a complete range of EMS services to medium-sized companies continued to prove successful. Despite an overall decline in the EMS market worldwide, the business recorded modest revenue growth of 2.0% to US$94.7 million, while profits remained stable.

**GROSS PROFIT** Despite the decrease in revenue, the gross profit of the Group was comparable to the last financial year. The gross profit margin for the year improved from 29.9% to 33.4%. The increase was mainly attributable to the Group's strategy of focusing on higher margin products in the telecommunication products business. Enhancement in supply chain management and manufacturing processes, leveraging the Group's volume advantage in purchasing to reduce materials costs, as well as improvement in product design to lower costs also contributed to the improvement in gross profit margin.

**OPERATING PROFIT** The operating profit improved from US$23.0 million to US$59.5 million. Current year's operating profit included a non-recurring gain on settlement of a lawsuit amounted to US$34.0 million.

Excluding such gain, operating profit increased from US$23.0 million to US$25.5 million. Offsetting the effect of less than satisfactory performance of ELP business in the United States, the strong sales of branded telecommunication products in both AT&T and VTech brands and the solid performance of the CMS business contributed to the increase in the Group's operating profit.

In driving product acceptance and sales of ELP products in the second half of financial year 2003, the Group launched aggressive marketing and sales campaigns. This resulted in a disproportionate increase in spending on advertising and promotion dollars, which resulted in a substantial increase in the Group's selling expenses compared to the last financial year. This was only partly offset by savings from higher efficiency in logistics and improved supply chain management, which considerably lowered the Group's distribution expenses.

Staff costs for the year ended 31st March 2003 was approximately US$90 million. Total number of employees as at year-end decreased from 14,251 to 13,560.

Notwithstanding the decrease in revenue, the Group maintained the normal level of investment in R&D, which represented approximately 3% to 4% of the Group revenue.

**R&D EXPENDITURE ON CORE BUSINESSES**

US$ million


60
50
40
30
20
10
31.7
35.2
54.1
28.9
31.0
99
00
01
02
03

**GAIN ON SETTLEMENT OF A LAWSUIT** On 25th January 2001, the Group filed a complaint against Lucent Technologies Inc. (Lucent) and Lucent Technologies Consumer Products, L.P. in the United States District Court for the Southern District of the New York seeking damages and related relief arising out of the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

As disclosed in Note 3 to the financial statements, on 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. The net receipt from the settlement amounted to US$34.0 million, after deducting incidental expenses, has been fully settled and was credited to the consolidated income statement.

**NET PROFIT AND DIVIDENDS** The Group's profit attributable to shareholders for the year was US$40.8 million as compared to US$11.2 million last year. Interest expenses decreased from US$11.6 million to US$2.2 million as a result of substantial repayment of bank borrowings during the year.

The Group is currently in discussions with the Hong Kong IRD regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. Whilst management considers that the subsidiaries have grounds to support these claims, the outcome of the dispute remains undetermined. The directors consider it prudent to establish a provision for the directors' best estimate of any liabilities which may arise on settlement of this dispute. Accordingly, a provision of US$11.0 million has been charged to the consolidated income statement for the year ended 31st March 2003.


PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS IN LAST 5 YEARS
US$ million
100
50
0
(50)
(100)
(150)
(200)
(250)
82.3
44.8
(215.0)
11.2
40.8
99
00
01
02
03


EBITDA/REVENUE
EBIT/REVENUE
%
18
15
12
9
6
3
0
-3
-6
-9
-12
-15
12.5
9.0
4.4
7.8
-11.6
-15.0
5.9
2.4
9.7
6.9
99
00
01
02
03

Earnings per share for the year were US18.1 cents as compared to US5.0 cents for last year.

An interim dividend of US$3.4 million (US1.5 cents per share) for the financial year 2003 had been approved and paid. The directors proposed a final dividend of US$4.5 million (US2.0 cents per share) be paid after the balance sheet date.

Return on equity improved from 12.5% to 32.0%.

**WORKING CAPITAL** The stock balance as at 31st March 2003 decreased 11.0% to US$84.0 million. The reduction resulted from management's effort to improve stock management and supply chain management. Group stock turnover days, however, increased from 60 days last year to 63 days for the financial year 2003. Despite management's efforts to improve working capital, the less than satisfactory ELP products acceptance among the US consumers caused stock turnover days to increase.

The debtor balance as at 31st March 2003 decreased 4.6% to US$123.0 million. Debtor turnover days improved from 76 days to 71 days owing to continuous efforts to tighten debt collection and credit control.

**WORKING CAPITAL**
As at 31st March 2003
All figures are in US$ million except those stated otherwise

| | 2003 | 2002 |
|---|---|---|
| **Stocks** | **84.0** | 94.4 |
| Average stocks as a percentage of Group revenue | **10.3%** | 14.7% |
| Turnover days | **63 days** | 60 days |
| **Debtors** | **123.0** | 128.9 |
| Average debtors as a percentage of Group revenue | **14.5%** | 16.9% |
| Turnover days | **71 days** | 76 days |
| **Net assets** | **127.5** | 89.4 |
| Net assets per share (in US cents) | **56.5¢** | 39.6¢ |

**LIQUIDITY AND FINANCIAL RESOURCES** The Group's financial position continued to improve. As at 31st March 2003, the Group had net cash of US$67.7 million compared with net debt of US$32.5 million as at 31st March 2002. Net cash inflow from operating activities during the year amounted to US$110.6 million, representing a decrease of US$36.2 million over last year's US$146.8 million. The net receipt from settlement of the lawsuit filed against Lucent contributed US$34.0 million of cash to the Group.

**LIQUIDITY AND FINANCIAL RESOURCES**
As at 31st March 2003

| All figures are in US$ million except those stated otherwise | 2003 | 2002 |
|---|---|---|
| Cash | **70.4** | 63.3 |
| Less: Total interest bearing liabilities | **(2.7)** | (95.8) |
| Net cash/ (debt) position | **67.7** | (32.5) |
| Gross debt to shareholders' funds | **2.1%** | 107.2% |
| Net debt to shareholders' funds | **N/A** | 36.4% |

Total interest bearing liabilities decreased from US$95.8 million at 31st March 2002 to US$2.7 million at the end of the financial year 2003. The gross debt to shareholders' funds ratio improved from 107.2% to 2.1%. Long-term borrowings decreased from US$65.2 million to US$2.2 million, which represents 1.7% of shareholders' funds as compared to 72.9% at 31st March 2002. A majority of the Group's borrowings are denominated in Euro and are on a fixed rate basis.

Of the amount of indebtness as at 31st March 2003, US$0.5 million was repayable within one year; US$0.5 million was repayable between one and two years; US$0.7 million was repayable between two and five years and US$1.0 million was repayable after five years. A small portion of the borrowings is secured against land and buildings, which amounts to approximately US$2.5 million.

With cash on hand and available banking facilities at the year ended 31st March 2003, the Group has adequate financial resources to meet its future working capital requirements. Approximately 80% of cash and deposits are denominated in United States dollars and 10% are denominated in United Kingdom Sterling and Euro.

**CAPITAL EXPENDITURE** During the year, the Group invested US$14.1 million in plant, machinery, equipment and other tangible assets. This was financed primarily from internal resources.

**TREASURY POLICIES** The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates and interest rates on its interest bearing loans. It is our policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps were used to hedge certain exposures.

**MATERIAL LEGAL PROCEEDINGS** On 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million, such amount has been fully settled in cash.

After settling its claims against Lucent, the Group commenced litigation against PricewaterhouseCoopers LLP ("PwC") on 28th February 2003 in relation to PwC's alleged malpractice and breach of duty and fraud in representing the Group concerning the acquisition of part of the Lucent Consumer Telephone Business in March 2000.

Certain subsidiaries of the Group are involved in litigation arising from their normal business. None of the above proceedings are regarded as material litigation.

**EMPLOYEES** As at 31st March 2003, the Group had approximately 13,500 employees. The Group has established an incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performance of the Group and individual employees.

**NUMBER OF EMPLOYEES**

| As at 31st March 2003 | 2003 | 2002 |
|---|---|---|
| Manufacturing | **12,113** | 12,739 |
| Non-manufacturing | **1,447** | 1,512 |
| Total employees at the end of the year | **13,560** | 14,251 |
| Average for the year | **15,600** | 16,104 |


vtech



Strong growth in profit



# Telecommunication products



**The telecommunication products business reported strong growth in profits on the back of higher sales of AT&T and VTech branded models and a shift in the product mix from 900MHz to 2.4GHz and 5.8GHz cordless telephones. This achievement testifies to the dedication of the division's employees and the success of the customer-centric strategy that is now the corner stone of all operations.**

**James C. KRALIK**
Chief Executive Officer,
Telecommunication Products Business

While sales of the AT&T and VTech branded products increased considerably during the financial year 2003, total revenue for the business declined by 9.0% to US$609.8 million. This was primarily driven by the lower volume of ODM business as one of our large ODM customers exited the North America telephone market in 2002.

In North America, our new range of 2.4GHz analog and digital phones, in particular our AT&T branded phones, was well received by our customers and end consumers. This strong sales momentum was sustained by the delivery of the world's first 5.8GHz cordless phone in August 2002 which reaffirmed VTech's position in the industry as not only one of the largest suppliers of cordless phones in the United States, but also the global leader in cordless phone technology. As a result, VTech's overall market share in North America continued to increase.

The sustained shift from 900MHz cordless models to 2.4GHz and 5.8GHz cordless models also resulted in higher average selling prices and margins. During the course of the year, we were also able to lower the cost of components, following improvements to product design and an improved procurement process that has successfully leveraged our economies of scale in purchasing. Enhanced efficiencies in manufacturing by the implementation of a cell-based manufacturing process also contributed significantly to our improved profitability.

At the same time, our customer-centric strategy continued to be at the core of all our business activities. A collaborative planning, forecasting and replenishment (CPFR) model was implemented, which feeds weekly point-of-sale data directly into our production planning process. This has enabled us to reduce inventory levels and working capital further. It has also helped us to increase the quality and level of service we offer customers, something that has been recognized by a number of important awards, including Sam's Club's "Supplier of the Year Award", Target's "Electronics Instock Award", and BJ's "Partnership Award".

## Outlook

We are cautiously optimistic about achieving both revenue and profit growth

Networking Products
Simple as you want it. As advanced as you **make it.**

and VTech products



Exciting new product range



during the financial year 2004, though much will depend on overall economic conditions and consumer sentiment, particularly in the United States, our largest market. We expect that competitive pressures, especially with regard to product pricing, will remain strong and our largest competitors begin to supply 5.8GHz products to the market. According to data of the first quarter of calendar year 2003 released by NPD, Market Intelligence, however, the total cordless market in the United States will experience moderate growth in both units and revenue in the calendar years 2003 and 2004. Having both the AT&T and VTech brands, the Group is well positioned to benefit from this organic growth and to capture market share from higher end segments of this market.

In April 2003, VTech launched a new range of AT&T and VTech cordless phones that have received enthusiastic support from our retail partners. In addition to new 2.4GHz and 5.8GHz cordless phones, the "Teen Phone", a cordless phone designed specifically for the teenage market with programmable ringer tones and removable faceplates, has created particular excitement in the marketplace. Initial point of sales data for the "Teen Phone" are encouraging.

Our customer-centric strategy continues to position VTech well to win additional market share in a competitive environment. The comprehensive product range we offer under two different brand names and our track record of technology leadership enable us to gain acceptance for additional products as retailers continue to rationalize the number of suppliers and the variety of products they carry. At the same time, continued improvements managing our supply chain will reinforce the attraction of VTech as a key supplier, and in some cases, telephone category manager.

Another growth area for the financial year 2004 will be the European market. The size of the overall European cordless phone market is approximately two-thirds of the US residential phone market. Since our European sales accounted for around 5% of the telecommunication products revenue in the financial year 2003, we see enormous potential for VTech in this market over the medium term and have set a target of raising the proportion of sales from Europe to 15% by 2006.

To achieve this, we will deepen the relationships we enjoy with some of the best names in European telecommunications, to which we are already a key supplier. The Group will also invest more in the research and development of products specifically for the European market and work to build our alliance with Swissvoice Group, which will market VTech's DECT phones in a number of European countries.

In addition to growth through geographical expansion, we intend over the medium term to drive revenue by entering the data networking market. This is one of the fastest growing product categories in communications and the global market is expected to reach US$3.0 billion by the calendar year 2005.

In January 2003, we secured an extension to our AT&T brand license that permits VTech to use the AT&T brand on data networking products. With its technical expertise and distribution presence, VTech is in a unique competitive position to take the lead in this fast growing segment, which will only expand further as voice and data converge. We have created a unique identity for these products, using the "Plug and Share™" concept to offer high quality and easy to use products. An initial range of products will be delivered in the second quarter of the financial year 2004 and we believe the combination of VTech's technology platform with the highly respected AT&T brand, will make us a powerful competitor in this exciting new market.

**TELECOMMUNICATION PRODUCTS REVENUE IN LAST 5 YEARS**

US$ million


900
750
600
450
300
150
472.7
549.0
823.8
670.0
609.8
99
00
01
02
03


ON/OFF



## Rebuilding profitability

# Electronic Learning Products



**Financial year 2003 has been a tough year for our ELP business, as our products faced major challenges in the United States. Although we have been able to maintain our dominance in Europe, where VTech remains a leader in many categories, both revenue and profitability of our ELP business inevitably declined.**

**Edwin YING Lin Kwan**
Chief Executive Officer,
Electronic Learning Products Business

Revenue for the financial year 2003 fell by 16.4% to US$161.9 million, primarily as a result of a decline in sales in the United States.

The main factors attributable to the decline in sales in the United States are set out follows:

- The size of the ELA market has been eroded due to the popularization of personal computers. Children between age of 6 and 11 are switching to PCs, television games and hand-held games for fun and education. Accordingly the need for ELA products has reduced. Historically ELA accounted for over 50% of our revenue sources but for the financial year 2003 it only accounted for 21.0% of our revenue.
- The rise of certain strong competitors in the United States had threatened the sales of VTech products, particularly in the pre-school and infant categories. These competitors are strong and gain certain expansion momentum.
- In an effort to combat the threats of competitors, in late 2001, VTech looked into the development of certain innovative and strategic product items, namely the Voyager Adventure Systems, Smarty's Workshops and the XL Series, which were headed by the product development team located in Connecticut, USA. Innovative ideas and play concepts were put into the design of the products and, as a result, they were well received by the trade during the preview at the New York Toy Fair in early 2002. Significant sales orders flew through from our key customers. In order to capitalize the products' early success, more than proportionate advertising dollars were committed to promote and market these products. Finally in August 2002, when these products were shipped and put on the shelf of our customers, the feedback from our consumers had not been satisfactory. Inventories had been built up at the warehouse of our customers and the less than satisfactory sell-through had caused some of our key customers to cancel their orders. Management has thoroughly studied the lessons learned in this situation and appropriate measures had been put in place to avoid similar events from recurring in the future.

The combination of the above factors had led to a significant decrease in sales in the US market, a reduction of 28.4% to US$60.4 million.

## Streamlined operations






More creative product ideas

In Europe, by contrast, VTech had been able to sustain a comparable revenue level as last year. Revenue in Europe for the financial year 2003 stood at US$88.0 million, representing a decline of 7.5% from last year. In this market, VTech has a greater competitive advantage by virtue of its well-established distribution network and expertise in developing products in many different languages. Despite keen competition in the key European markets, VTech has been able to maintain a dominant role in many ELP categories.

Profitability of the ELP business was significantly affected by lower sales volume in the United States. A disproportionate rise in sales and marketing expenses in that market, where major marketing campaigns were launched in support of the brand image and strategic new products, was unable to generate expected results in sales due to unsatisfactory execution, further eroded the margin.

### Outlook

In the financial year 2004, ELP will begin aggressively to tackle the issues at the business, especially as regards the US market.

A three-year strategic plan has been devised to restore the operation to its normal levels of revenues and profitability, under the direction of the new management of seasoned VTech executives that was put in place in late 2002.

The results of this initiative will not be immediate and we therefore do not anticipate any improvement in revenue in the financial year 2004. However, the focus will be on the rebuilding of ELP's profitability. We intend to improve the profitability of the ELP operation through a series of important measures, some of which have already been started. These are:

- Reorganized and streamlined Hong Kong, US and European operations in order to bring the size of the structure into proportion with the current scale of business;
- Closed the R&D centre in Connecticut, USA and consolidated the R&D activities to the R&D centres in Hong Kong and mainland China;
- Strategically allocate our advertising dollars to ensure that maximum impact will be generated with fewer resources, e.g. trade advertising; and
- In the product development perspective, we will focus on generating innovative and creative product ideas and concepts. Dedicated resources will be allocated to our product design teams in Hong Kong and mainland China. With up-to-date market intelligence collected from our distribution networks in major markets, our product design professionals will be able to generate product concepts and ideas that are most appropriate to the market and accepted by the consumers.

With profitability restored in the financial year 2004, we will shift our main focuses to driving sales, growing revenues and further profitability growth in the financial year 2005 and beyond. We have begun to revamp completely the product line and to explore entirely new product categories. The core of this longer-term growth strategy will be to integrate our technology innovation, product development and marketing expertise in our product development processes. This will ensure new products are appropriate to the market and successful with consumers.

We also intend to leverage our competitive strength in developing products with different languages to expand our business geographically. We have begun to examine opportunities in Latin America and other emerging markets. We are also looking at mainland China, which is clearly a market of great potential in the longer term. During the financial year 2004, we will have a range of 16 different ELP products ready to test the China market. These products cover our three major categories, namely electronic infant toys, electronic pre-school toys and electronic learning aids. They are designed to appeal to the children aged 6 months to 11 years old and will initially be sold in the Pearl River Delta area in mainland China.

ELECTRONIC LEARNING PRODUCTS REVENUE IN LAST 5 YEARS


US$ million
500
400
300
200
100
402.0
348.3
291.2
193.7
161.9
99
00
01
02
03


ALOKA
exicon
VTech Communications Ltd




# Excellent services

# Contract Manufacturing Services



**The Contract Manufacturing Services (CMS) business had another solid year, with revenue increasing by 2.0% over 2002 to US$94.7 million and stable profit. This was a significant performance against the overall EMS market.**

**Andy LEUNG Hon Kwong**
Chief Executive Officer,
Contract Manufacturing Services Business

According to the new study from Technology Forecasters on 20th June 2003, the EMS industry recorded a 9% decline in revenues in the calendar year 2002. Our results were also well ahead of our immediate peer groups in Hong Kong where revenue was reported to have fallen by 12% over the same period.

VTech's ability to produce consistently sound results partly reflects the success of our strategy of providing quality service to medium-sized customers, and to expand through organic growth, only adding capacity when assured of sustained market demand. Currently, telecommunication and professional audio products are the largest categories we produce.

In addition, our excellent service levels enabled us not only to retain all existing customers, but also to acquire new ones. VTech offers the solid basics of price, quality and delivery to its customers. Beyond these we provide with 24 hours-a-day access to customer service teams, overtime work to complete orders quickly and a very high degree of flexibility in accommodating changes after orders are placed.

Customers also began to benefit from our new DFX (Design For X) Programme. The success of our New Product Introduction (NPI) teams in providing superior service in the area of new product development led to the launch of this program, in which we "design for" various customer parameters, such as cost or quality, helping to improve particular aspects of existing products. We also carried through on enhancements to our processes introduced in the financial year 2002, such as implementing lead-free soldering for our more environmentally concerned customers.



# Entering more market segments






SGS
VTech Communications Ltd.
Contract Manufacturing Division
TL 9000 / ISO 9001 : 2000
VTech Communications Ltd.
Contract Manufacturing Division
TL 9000 / ISO 9001

Another important factor supporting customer retention was VTech's ability to generate cost savings. We held operating costs in check, while using our economies of scale to negotiate improved materials prices, which account for over 75% of total costs. We passed the majority of these savings on to customers, further cementing the strong relationships we have.

## Outlook

*Market observers forecast modest growth in the EMS market in the calendar year 2003. We regard this as optimistic. The world economy is still weak and our forecast is for little growth in the overall market.*

VTech nevertheless aims to increase CMS business volumes in the financial year 2004. A Vice President of business development has been recruited to spearhead various initiatives, including leveraging the extensive relationships of our material suppliers to further expand our customer base

The scope of our product design service will be expanded. The new design centre in Shenzhen, PRC, has fully established itself and is now able to take initial concepts to a design stage, adding an important dimension to the CMS business.

We also plan to enter more segments of the market. Having gained TL9000 certificate for telecommunication products in August 2002, we intend by July 2003 to attain QS9000 and ISO13488 certifications, which will give us entry to the production of automotive parts and medical equipment respectively.

While expanding our revenue, we will also seek to contain or further reduce costs. Material prices are not expected to rise in the foreseeable future, given the weak state of the global economy, and we plan to squeeze more cost from the supply chain by shortening manufacturing cycle times.

CONTRACT MANUFACTURING SERVICES REVENUE IN LAST 5 YEARS


US$ million
150
125
100
75
50
25
49.5
66.7
127.1
92.8
94.7
99
00
01
02
03

# Year in Review

## Apr 2002

VTech Telecommunications Ltd announced agreement with a leading provider of global supply management (GSM) solutions to select one of its services as a platform for sourcing materials and services for its operations.

Andy LEUNG was promoted to CEO of the Contract Manufacturing Services business.

## May 2002

VTech Corporate Services Ltd attained the ISO9001:2000 certification and got "zero defect" for its final result.

## Jun 2002

VTech announced its financial year 2002 annual results, showing strong profit rebound and a marked improvement in the balance sheet.

To further enhance the Group's corporate governance system, Chairman and Group CEO Allan WONG appointed Paddy LAW to take over his role as Group CEO, while Allan remains as Chairman.

VTech reached a mutually satisfactory settlement with Lucent Technologies Inc. (Lucent) relating to a dispute arising from the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million.


SGS
VTech Corporate Services Ltd.
GRAND PRIX DU JOUET
JEUX D'IMAGINATION
PHILIPS
Customer Award

## Sept 2002

Our Contract Manufacturing Services business was ranked one of the top 100 contract manufacturing service providers for the year 2001. The ranking was published by the magazine "Electronics Business" in the top Contract Manufacturers Issue.

Knights of Knowledge was named one of the Dr. Toy's "Best 100 Children's Products for 2002".

## Oct 2002

VT2418 2.4GHz cordless phone was awarded the Good Design Award 2002 by Japan Industrial Design Promotion Organization.

IQ HA HA was honoured the Certificate of Merit in Consumer Product Design in 2002 by the Federation of Hong Kong Industries.

Sixteen-year VTech veteran Edwin YING was appointed the new CEO of the Electronic Learning Products business replacing Dennis Perry.

## Nov 2002

VTech announced its financial year 2003 interim results, returning to net cash position.

Smarty's Workshop was named "Toy of the Year" in the category of "Play Imitation" by the toy magazine named "La Revue du Jouet" in France.

VTech Electronics Europe Plc was named the "Best High Tech/Software Company" for the year 2002 by the readers of Right Start Magazine in the UK.

## Dec 2002

VTech Telecommunications Ltd was awarded the 2002 Customer Award from Philips Semiconductor.

VTech Telecommunications Ltd upgraded the ISO9001 to 2000 version and attained the TL9000 certification.

# Jul 2002

Our Contract Manufacturing Services launched the lead-free soldering process to act proactively in the area of environmental protection during its manufacturing process.

VTech published the first edition of online quarterly newsletter to highlight the latest news and developments of the Group for the investment community.

Our Contract Manufacturing Services was given the "Excellent Commitment and Partnership Award" by Aloka Co., Ltd, to recognize our outstanding services offered to the customers.

# Aug 2002

Our Contract Manufacturing Services upgraded its ISO9001:1994 certification to ISO9001:2000 version. It also gained TL9000 certification, recognizing the Group's capabilities in manufacturing quality telecommunication products.

VTech delivered the industry's first 5.8GHz cordless phone, VTech 5831 – the only cordless telephone to operate using the newly available 5.8GHz technology platform.

VTech Electronics Ltd was recognized for its commitment to product safety in the Toys "R" Us Safety Assurance Programs in 2001 and attained a Certificate of Achievement.


vtech


ALOKA

VTech Communications Ltd.

ALOKA CO., LTD.


VTech Communications Ltd.

Contract Manufacturing Division

TL 9000 / ISO 9001 : 2000

SGS
vtech


TOYS R US

CERTIFICATE OF ACHIEVEMENT

IS HEREBY AWARDED TO

VTECH ELECTRONICS LTD.

FOR EXCELLENCE IN THE FIELD OF PRODUCT SAFETY ONE HUNDRED PERCENT COMPLIANCE

2001 DIRECT IMPORT PROGRAM




"Translating Strategy into Action"
Balanced Scorecard
vtech

# Jan 2003

A new range of 2.4GHz and 5.8GHz models with significant advancements was introduced in conjunction with the annual Consumer Electronics Show in Las Vegas, the United States.

VTech's panel of judges selected 31 first-ever XLence Award winners. The Grand Prize Winner was 10-year-old Kaitlyn Wrieden from La Mesa, California, who received a US$25,000 scholarship.

Ralph Eric TISCHLER, Engineering Manager at VTech Telecommunications Canada Ltd, received the 2002 Chairman's Award, which is one of the highest honors VTech presents to the employees.

# Feb 2003

VTech Chairman Allan WONG participated in the Standard Chartered Hong Kong Marathon along with 27 VTech colleagues in Hong Kong.

VTech participated in the Toy Fair at Nuremburg, Germany. Around 40 editors came to see the new products during the VIP show and at the booth.

VTech appointed KPMG as its new auditors, replacing PricewaterhouseCoopers.

# Mar 2003

VTech announced a strategic alliance with Swissvoice Group at CeBIT 2003. Swissvoice Group agreed to market VTech cordless DECT phones in a number of European countries on an exclusive basis.

VTech participated in the CeBIT at Hannover, Germany, the most widely known IC trade fair worldwide, to introduce our advanced DECT phone to customers.

VTech successfully launched the Balanced Scorecard program on a global basis, designed to help the Group translate strategy into operational objectives, driving both behaviour and action.

# Loyalty and enthusiasm


vtech



## Investor Relations

The Group is committed to continuously improving its standard of corporate governance and ensuring that full, timely and equitable information are disclosed to its shareholders and investors. In recent years, additional efforts were devoted to the building of investor relationships in all major market places, i.e. Hong Kong, Asia, Europe and the United States.

**INVESTOR BRIEFINGS** During the financial year 2003, VTech held over 50 one-on-one meetings with investors to keep them abreast of the latest Company's developments. In addition, we organized site visits to our advanced manufacturing facilities in mainland China. Senior management also participated in various investor conferences in Hong Kong and Shanghai, mainland China.

**RESULTS ANNOUNCEMENT WEBCAST**
Beginning with the financial year 2003 interim results announcement, VTech began webcasting its key financial announcements, allowing investors not present in Hong Kong to watch the event, accompanied by the detailed slide presentations.

**QUARTERLY NEWSLETTER** In July 2002, the Group began to issue a quarterly newsletter to investors in order to keep them informed of VTech's latest developments.

**INVESTOR SURVEY** In February 2003, VTech conducted a brief survey (via its investor relations' advisors) on the perceptions of buy and sell-side analysts, to ascertain their views on the Company regarding its prospects and its investor communications. The information was used to improve the level of service that the Group provides to the investment community and confirmed the usefulness of initiatives such as the webcast and quarterly newsletter.

**INVESTOR RELATIONS WEBSITE** For all investors, the corporate website www.vtech.com provides up-to-date investor information, including press releases, stock exchange announcements and "pdf" versions of the annual and interim reports.

## Employee Relations

The people who work at VTech have consistently demonstrated loyalty and enthusiasm to the Group both in periods of growth and during times of challenge. Particularly in the context of the outbreak of SARS, which had the potential to deal a severe blow to corporate morale, we took great care to ensure positive attitude was maintained at every level, from our factory floor through senior management.

**MAINTAINING A SARS FREE WORKPLACE**
VTech attaches great importance to the health of its employees and accordingly responded quickly to the SARS outbreak to ensure that risks to its employees, especially those in mainland China and Hong Kong were minimized.

The Company set up a SARS committee to formulate precautionary measures and business contingency plan in response to the potential threat to the organization. We followed strictly the guidelines issued by the Department of Health in Hong Kong to prevent exposure and potential infections. Among the many measures adopted, VTech ensured all employees understood the required standards of personal hygiene and provided face masks to all employees in Hong Kong and mainland China. Initiatives were taken to ensure a clean working environment at all our facilities, including increasing ventilation and regular disinfection. Thanks to the implementation of these precautionary measures, as at 25th June 2003, no VTech employee had contracted the virus.

**RUNNING TOGETHER** In February 2003, Chairman Allan WONG participated in the Standard Chartered Hong Kong Marathon along with 27 VTech colleagues. Events such as these strengthen the shared sense of purpose among management and employees.

# Rewarding outstanding performance







**CHAIRMAN'S AWARD** VTech gives a Chairman's Award for an employee who has achieved outstanding performance to encourage excellence in the workplace. In January 2003, Chairman Allan WONG presented the 2002 award to Ralph Eric TISCHLER, Engineering Manager at VTech Telecommunications Canada Ltd. Mr. TISCHLER, who has been with VTech since 1989 and central to the creation of many core product lines, received the award for his management of the development of the ground-breaking 900MHz and 5.8GHz cordless telephone platforms in 1991 and 2002 respectively.

**KEEPING OPEN THE DIALOGUE** Open communications are critical to sound employee relations and VTech has sought to use the latest technology to expand the scope of its dialogue with employees.

VTech's intranet is one of the powerful tools that enables efficient communication between all our offices, offering an abundance of information on Company's developments, guidelines and standards, and cross-functional resource tools. Through the intranet, the global on-line quarterly newsletter keeps staff informed of key developments within the Group.

The quarterly "Chairman's Letter" opens lines of communication directly between all staff around the world and the Chairman. In the letter, the Chairman discusses broad issues facing the Group and solicits the views of those affected. The responses from employees have been very positive.

**DEVELOPING PEOPLE THROUGH TRAINING AND EDUCATION** Quality product begins with quality people. VTech places particular emphasis on enriching the lives of employees through education.

People working at the Group receive a wide variety of practical job-related training that have been designed specifically to enhance their on-the-job performance. Courses that have been offered range from such soft skills as delivering effective presentations and people management to courses on computer performance and literacy.

In addition, each year VTech offers training subsidies to employees choosing to follow courses of study that will broaden their skills. During the financial year 2003, our people have taken up subsidies for courses ranging from various seminars to MBA/MSc programs.

**EMPLOYMENT POLICY** The policy at VTech is to employ, retain, promote, terminate and treat all employees on the basis of merit, qualifications and competence. The Group creates a favorable work environment in which all employees can enjoy equal opportunities at work and avoid discrimination on the grounds of age, sex, status, disability or any other non-job related factor.

## VTech and the Community

VTech's products and technology aim to enhance people's lives by making them more enjoyable, fulfilling, convenient and enlightening.

The Company creates prosperity through the employment it provides to approximately 13,500 people from all walks of life in the United States, Europe and Asia. VTech also seeks effective ways of supporting community initiatives in the markets where it operates that help further ideals such as improved access to education and support for individuals in genuine need.

In Hong Kong, VTech provides summer internships at local universities and colleges of education. These give students the opportunity to gain real-life experience of the world of work.

**XLENCE AWARDS FOR OUTSTANDING CHILDREN** In the United States, the Group's donation and sponsorship programme also has a special emphasis on education. For the 2002-2003 school year, VTech announced a sponsorship agreement with the National Parent Teacher Association (PTA) to create the "XLence Awards" programme which honors children aged 5 to 11 years old, who excel in all areas of their lives, from school and extracurricular activities to community service.

In January 2003, after receiving more than 600 essay nominations, VTech's panel of judges selected 31 XLence Awards winners, including a 10 year-old Grand Prize Winner from California who will receive a US$25,000 scholarship and five First Place winners who will each receive a US$1,000 scholarship and a Gateway personal computer.

## Corporate Governance

VTech is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. In May 2003, VTech was ranked the 6th among the top 10 Hong Kong companies for its good corporate governance in the 2003 CLSA Corporate Governance Report. This report was produced by CLSA and Asian Corporate Governance Association (ACGA), an independent, non-profit organization based in Hong Kong that works on behalf of all investors and other interested parties to improve corporate governance practices in Asia. This report did recognize VTech's effort and commitment in maintaining a high level of corporate governance.

Our company structure also helps ensure that the Group operates in a lawful, ethical, structured, transparent and effective manner.

**THE BOARD OF DIRECTORS** To achieve this, the Board has established three governing boards with defined terms of reference. They are the Board of Management, Audit Committee and Risk Management Committee. Further committees may be established in future as and when needed.

**BOARD OF MANAGEMENT** The Management Board has been delegated the authority by the Board of Directors to be responsible for management of all business activities of the Group. Its members are appointed by the Board from time to time and comprise executive directors and senior management executives.

**AUDIT COMMITTEE** The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee meets at least twice a year to receive reports from external auditors, reviews the interim and annual financial statements, and receives regular reports from the internal audit functions.

**RISK MANAGEMENT COMMITTEE** The Risk Management Committee assists the Audit Committee and management in reviewing and assessing the adequacy of the Group's risk management and internal control systems. It meets as required and to report to the Board in conjunction with the Audit Committee.

The Group maintains controls to safeguard the Group's assets and ensure that transactions are executed in accordance with management's authorization. The information systems in place are designed to ensure that the financial report is reliable. The Risk Management and Compliance division, headed by the Chief Compliance Officer, will assist the Risk Management Committee to independently review these controls and evaluate their adequacy, effectiveness and compliance.

# Directors and Senior Management

**PROFILE OF DIRECTORS**

**Allan WONG Chi Yun,** JP, aged 52, *Chairman*, co-founded the Group in 1976. Dr. WONG holds a Bachelor of Science degree in electrical engineering from the University of Hong Kong, a Master of Science degree in electrical and computer engineering from the University of Wisconsin and an honorary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. WONG is the Chairman of the Hong Kong Applied Science and Technology Research Institute and a member of the Council of Advisors on Innovation and Technology. He serves on the Hong Kong Trade Development Council. He is also a council member of the University of Hong Kong, an independent non-executive director of the Bank of East Asia Ltd, China-Hongkong Photo Products Holdings Ltd and Li & Fung Ltd.

**Albert LEE Wai Kuen**, aged 52, *Deputy Chairman*, joined the Group in 1984 and became a director in the same year. Before joining the Group, he ran his own electronics manufacturing service company for two years and was a manager of a computer chess game manufacturing company for three years. Mr. LEE holds a Bachelor of Science degree in electrical engineering from the University of Calgary.

**Paddy LAW Wai Leung,** aged 42, *Group Chief Executive Officer*. An Executive Director since 2001. Prior to joining VTech in 1991, Dr. LAW worked in the Marubeni Group and Thomas De La Rue, HK for ten years. Since joining the Group, he has held a number of senior positions in various business functions in the US and China offices, including the General Manager for China, Group COO & CFO. In June 2002, Dr. LAW was appointed the Group Chief Executive Officer. He holds a PhD from JiNan University, PRC, a DBA from Southern Cross University, Australia and an MBA from Durham University, UK and is a fellow of the Chartered Institute of Management Accountants and the Hong Kong Society of Accountants. He is also member of the Institute of Internal Auditors, US and the Institute for the Management of Information Systems, UK. Dr. LAW is currently a Post-doctoral researcher of Chinese Academy of Sciences, PRC.

**Raymond CH'IEN Kuo Fung**, GBS, CBE, JP, aged 51, is *Independent Non-executive Director* since November 2001. Dr. CH'IEN is Executive Chairman of chinadotcom corporation as well as Chairman of its subsidiary, hongkong.com corporation. He is also non-executive Chairman of HSBC Private Equity (Asia) Ltd and serves on the boards of HSBC Holdings plc; the Hongkong and Shanghai Banking Corporation Ltd; Inchcape plc; Inmarsat Ventures plc; Convenience Retail Asia Ltd; MTR Corporation Ltd and The Wharf (Holdings) Ltd. In public service, Dr. CH'IEN is Chairman of the Hong Kong/Japan Business Cooperation Committee; and Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption. Dr. CH'IEN is an honorary President and Past Chairman of the Federation of Hong Kong Industries. He is also President of Hong Chi Association, Hong Kong's leading non-government organization helping mentally handicapped persons. He was previously Chairman of the Industry and Technology Development Council and the Hong Kong Industrial Technology Centre Corporation Ltd. From 1992 to 1997, Dr. CH'IEN was a member of the Executive Council of Hong Kong, then under British Administration. He was appointed a member of the Executive Council of the Hong Kong SAR on 1st July 1997 and served until 2002. He received a doctoral degree in Economics from the University of Pennsylvania, USA in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999.

**William FUNG Kwok Lun**, OBE, JP, aged 54, is *Independent Non-executive Director* since November 2001. Dr. FUNG is the Group Managing Director of Li & Fung Limited and has held key positions in major trade associations. He is past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. Dr. FUNG holds a Bachelor of Science in Engineering from Priceton University, and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honorary Doctorate degree of Business Administration by the Hong Kong University of Science and Technology. Dr. FUNG is also Non Executive director of Convenience Retail Asia Limited, HSBC Holdings plc., chinadotcom corporation and CLP Group Holdings Limited.

**Michael TIEN Puk Sun**, aged 52, is *Independent Non-executive Director* since November 2001. Mr. TIEN is Chairman and founder of the G2000 Group which starts its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, holding posts like Chairman of the Standing Committee on Language Education and Research; Vice Chairman of the Employee Retraining Board and member of the Education Commission. He is also the Chairman of Privatization Subgroup of the Business Advisory Group under the Financial Secretary's Office. Mr. TIEN was appointed as the Chairman of Kowloon-Canton Railway Corporation in December 2001.

**Patrick WANG Shui Chung**, JP, aged 52, is *Independent Non-executive Director* since November 2001. Mr. WANG joined the Johnson Electric Group in 1972 and became a Director in 1976 and Managing Director in 1984. In 1996, he was elected Chairman and Chief Executive of the Company. He is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, a Board Member of Kowloon-Canton Railway Corporation. He is also a Council member of the University of Hong Kong, a Council member of The Chinese University of Hong Kong, a member of Hong Kong/European Union Business Co-operation Committee, a member of Hong Kong-United States Business Council, a non-executive director of The Hongkong and Shanghai Banking Corporation Ltd, and a non-executive director of Tristate Holdings Ltd. Mr. WANG obtained his BSc and MSc degrees in Electrical Engineering from Purdue University in Indiana, USA.

**PROFILE OF SENIOR MANAGEMENT**

**Telecommunication Products**

**James C. KRALIK**, aged 38, *Chief Executive Officer of Telecommunication Products business*, is responsible for overseeing the global consumer telephone business, and formulating strategy to further strengthen VTech's position in the telecommunications industry. Mr. KRALIK began his career as a management consultant at McKinsey & Company where he counseled leading clients in various industries in both Asia and North America. Prior to joining the Group, Mr. KRALIK founded and managed one of the Asia's leading media and entertainment companies from 1993 to 2000. He is an independent non-executive director of Tristate Holdings Ltd and holds a Bachelor degree in Economics from Harvard College and an MBA degree from the Harvard Business School.

**Kent WONG Wah Shun**, aged 40, *Chief Operating Officer of Telecommunication Products business*, is responsible for operations, product management and research and development. Prior to joining the Group in 1989, Mr. WONG worked in computer industry. He holds a Master degree in Engineering, a Master degree in Management and an MBA.

**Phil SHERMAN**, aged 52, *Chief Operating Officer of North America*, joined the Group in 1999. Mr. SHERMAN is responsible for overseeing administration and sales support and operations in North America. He has over 25 years of experience in finance, operations and general management with major global corporations in the manufacturing, distribution and retail industries including Textron Inc. and The Stanley Works. Mr. SHERMAN holds a Bachelor's degree in Accounting from Roger Williams University and a Master's degree in Business Administration from Bryant College. He is also a member of Financial Executives International and Society for Human Resource Management.

**Gary TAM Wai Keung**, aged 39, *Vice President & General Manager of Business Development*, VTech Telecommunications Ltd, is responsible for the development of ODM (Original Design Manufacturing) business worldwide and the sales & marketing of VTech brand in Europe and South America. Mr. TAM joined VTech in 1986. He holds a Bachelor degree in electronics engineering from The Chinese University of Hong Kong.

**Gary ROGALSKI**, aged 40, *Vice President of Engineering of VTech Engineering Canada Ltd*, is responsible for R&D of 2.4GHz and 5.8GHz digital telephony products and emerging technologies for North America. Mr. ROGALSKI joined VTech in 1988 and had 18 years of R&D experience in the telecommunications industry. He holds a diploma in telecommunications from British Columbia Institute of Technology.

**Stanley HARTSTEIN**, aged 45, *Vice President of Business Development of VTech Communications*, Inc., is responsible for the development of new technologies and markets, and manages the VTech Companion Mail Station, the VTech investment in HomeRelay, and the VTech relationship with AT&T. Mr. HARTSTEIN joined VTech in 2000 and has over 21 years experience in the Consumer Electronics industry. He holds a Bachelor degree in Accounting from the State University of New York.

**Nick DELANY**, aged 51, *Vice President of Supply Chain and Logistics of VTech Communications*, Inc., is responsible for the overall management of Supply Chain System and logistics of Telecommunication Products business. Prior joining VTech in 2000, Mr. DELANY had 23 years sales and management experience in the industrial, retail, construction and mining industries in the US, Europe, Asia and South Africa including five years experience developing supply chain systems in leading companies in the USA. He holds a Bachelor Degree in Marketing and Financial Management from the University of South Africa & Damlein College.

**Electronic Learning Products**

**Edwin YING Lin Kwan**, aged 50, *Chief Executive Officer of Electronic Learning Products business*, is responsible for overseeing the global Electronic Learning Products business. Mr. YING joined VTech in 1986 as Chief Mechanical Engineer. Before joining the Group, he had 10 years of technical experience in electronic products. Mr. YING holds a Bachelor of Science degree in mechanical engineering from the University of Hong Kong.

**Alan TSO Yan Wing**, aged 44, *Chief Financial Officer and Chief Operating Officer of Electronic Learning Products business*, joined the Group in November 2001 and appointed to the present positions in December 2002. In the same month, he was also appointed as Director of Corporate Communications to look after the Group's investor relationships and communication functions. He has over 20 years of experience in professional accounting and finance. He holds a master degree in business administration from the University of Ottawa and is an associate member of the Hong Kong Society of Accountants, a fellow member of the Chartered Institute of Certified Accountants in the United Kingdom, and a member of the Certified General Accountants in Canada.

**William TO**, aged 47, *President of VTech Electronics North America*, L.L.C., joined the Group in 1983. Mr. TO is responsible of the Group's Electronic Learning Products business in US and Canada. He holds an MBA from University of Chicago.

**Andrew DICKSON**, aged 42, *Chief Executive Officer of Northern Europe operation of Electronic Learning Products business*, joined the Group in November, 2001. Mr. DICKSON is responsible for the Group's electronic learning products business in UK and Scandinavia. With over 15 years of experience in sales and marketing of consumer durable products and operational management experience in marketing, finance and logistical functions, he had been the UK Managing Director of IDTUK (Oregon Scientific UK Ltd). Mr. DICKSON graduated from Royal College of Music and attended Insead International School of Management.

**Gilles SAUTIER**, aged 47, *Chief Executive Officer of Southern Europe operation of Electronic Learning Products business*, joined the Group in November 2000 and is responsible for the Group's electronic learning products business in France, Belgium, Spain, Portugal, Greece and Turkey. With over 23 years of experience in marketing, sales and management in the toy industry, he held various positions in Kenner-Parker, Spear's Games, Ideal Toys and Majorette. He holds a Bachelor degree in Law from Paris University and an MBA from L'ESSEC, a French business school. Mr. SAUTIER is a member of the Board of the French Toy Federation.

**Josef LUKAS**, aged 47, *Managing Director of Central Europe operation of Electronic Learning Products business*, joined the group in March 2001 and is responsible for the Group's electronic learning products business in Germany, Austria, Switzerland, Netherlands, Poland, Hungary and Russia. With over 20 years of experience in retailing and branded consumer goods industry, he had been the Managing Director of Binney and Smith for Germany and Austria. He holds a Bachelor degree in Business from the University of Munich.

**Contract Manufacturing Services**

**Andy LEUNG Hon Kwong**, aged 44, *Chief Executive Officer of Contract Manufacturing Services business* since April 2002 after serving as General Manager for nine years. He joined VTech in 1988. Mr. LEUNG has 18 years of experience in the EMS industry. He holds a Bachelor of Science degree in electrical engineering from the University of Newcastle Upon Tyne in the UK and he holds an MBA degree from Oklahoma City University in the US.

**Alex CHOI Lap Hung**, aged 40, *Vice President of Business Development of VTech Communications Ltd*, is responsible for the development of contract manufacturing services business worldwide and the project management team. Before joining the Group in November 2002, Mr. CHOI worked in another couples of EMS companies for 16 years in various perspective, including marketing, project management and quality assurance. He holds a Master of Engineering degree of Manufacturing Systems Engineering from Warwick University, UK.

**Francis CHAN Chin Hung**, aged 43, *Senior Manufacturing Manager of VTech Communications Ltd*, is responsible for engineering and production of the contract manufacturing services business. Before joining the Group in 1998, Mr. CHAN had more than 10 years of experience in electronic manufacturing. He holds a Bachelor of Science degree in Electrical & Electronic Engineering from the University of Newcastle Upon Tyne in the UK.

**Kent CHEUNG King Fai**, aged 41, *Senior Material Manager of VTech Communications Ltd*. Mr. CHEUNG joined VTech in 1989. He is responsible for materials management. Mr. CHEUNG has more than 20 years of experience in the electronics industry. Prior to joining VTech, he held a senior position in various electronic companies.

**Albert YUNG Kam Kit**, aged 46, *System & QA Manager of VTech Communications Ltd*, is responsible for quality management of the contract manufacturing services. Before joining VTech in 2000, Mr. YUNG had 18 years of experience in electronic manufacturing. He holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong.

**Corporate Services**

**Helen WONG Shuk Ying**, aged 49, *Group Chief Information Officer*, joined the Group in May 2003. With over 20 years of IT, consulting and accounting experience, she has held many senior positions in Hong Kong and Canada. Prior to joining the Group, she was with PricewaterhouseCoopers Consulting (Hong Kong) for over 13 years, and the last position held was partner in the consulting practice. Before that, she was a senior manager at the Hong Kong Hospital Authority. Prior to that, she worked in Canada as a senior systems manager in a commercial bank and a telecommunication company. Ms. WONG holds a Bachelor of Commerce degree from Queen's University, and is a member of the Certified Management Accountant (CMA) in Canada and the Hong Kong Computer Society.

**CHANG Yu Wai**, aged 43, *Company Secretary and Chief Compliance Officer*, joined the Group in June 2000 and has held a number of senior posts in the Group since then, including Chief Financial Officer of Telecommunication Division and Group Financial Controller. He had over 15 years of experience in professional accounting. Mr. CHANG is a member of the Institute of Chartered Accountants in England and Wales.

**Shereen TONG Ka Hung**, aged 34, *Group Controller - Accounting and Finance*, is responsible for the Group accounting, treasury and financial functions. She joined the Group in 1994 and had over 13 years of finance and accounting experience. She holds two Master degrees in Business Administration and Information Systems from Manchester Business School and Hong Kong Polytechnic University. She is an associate of Chartered Institute of Bankers, Chartered Institute of Management Accountants and Hong Kong Society of Accountants.

**Paul KAN Yui Po**, aged 46, *Group IT Manager*, is responsible for information management and technology services. He joined the Group in 1990 with over 20 years of IT experience. Mr. KAN holds two Master degrees in business administration and manufacturing engineering. He is a Certified Quality Analyst (CQA), Certified Information System Auditor (CISA), Certified Information Systems Security Professional (CISSP) and Project Management Professional (PMP).

**Derek LAU Chi Sing**, aged 38, *Financial Controller*, joined the Group in August 2002. Mr. LAU has over 13 years accounting and auditing experience. Prior to joining the Group, he was the Assistant Financial Controller of a listed company in Hong Kong and, further before, a senior manager of an international accounting firm. Mr. LAU graduated from the City University of Hong Kong with a Bachelor degree in Accountancy. He is a fellow member of the Association of Chartered Certified Accountants and the Hong

# Report of the Directors

The directors have pleasure to submit their report together with the audited financial statements for the year ended 31st March 2003.

**PRINCIPAL ACTIVITY** The principal activity of the Group is the design, manufacture and distribution of consumer electronic products.

**GROUP RESULTS** The results of the Group for the year ended 31st March 2003 are set out in the consolidated income statement on page 32.

**DIVIDENDS** An interim dividend of US1.5 cents per ordinary share (2002: nil) was paid on 6th January 2003. The directors have recommended the payment of a final dividend of US2.0 cents per ordinary share (2002: nil) to shareholders in respect of the year ended 31st March 2003 whose names appear on the register of members of the Company at the close of business on 6th August 2003.

The final dividend will be payable on 25th August 2003 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 29th July 2003.

**CLOSURE OF REGISTER OF MEMBERS** The register of members of the Company will be closed from 30th July 2003 to 6th August 2003, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company for registration not later than 4:00 p.m., the local time of the share registrars, on 29th July 2003.

The principal registrar in Bermuda is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

**COMMENTARY ON PERFORMANCE** A commentary on the performance of the Group is included in the review of operations set out on pages 14 to 19.

**FINANCIAL SUMMARY** A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 49 and 50.

**TANGIBLE ASSETS** Details of the movements in tangible assets are shown in note 9 to the financial statements.

**SHARE CAPITAL, SHARE OPTIONS AND WARRANTS** Details of the movements in share capital, share options and warrants of the Company during the year are set out in note 20 to the financial statements.

**RESERVES** Movements in the reserves of the Group and the Company during the year are set out in note 21 to the financial statements.

**DONATIONS** During the year, the Group made charitable and other donations in aggregate of US$118,000.

**DIRECTORS** The board of directors of the Company as at 31st March 2003 and up to 25th June 2003 comprised:

| | |
|---|---|
| Mr. Allan WONG Chi Yun | (Chairman) |
| Mr. Albert LEE Wai Kuen | (Deputy Chairman) |
| Mr. Paddy LAW Wai Leung | (Group Chief Executive Officer) |
| Mr. Raymond CH'IEN Kuo Fung | (Independent Non-executive Director) |
| Mr. William FUNG Kwok Lun | (Independent Non-executive Director) |
| Mr. Michael TIEN Puk Sun | (Independent Non-executive Director) |
| Mr. Patrick WANG Shui Chung | (Independent Non-executive Director) |

Mr. Albert LEE Wai Kuen and Mr. Paddy LAW Wai Leung shall retire from the Board in accordance with bye-law 112 of the bye-laws of the Company, but being eligible, shall offer themselves for re-election as directors of the Company at the forthcoming annual general meeting.

Brief biographical details of directors and senior management are set out on pages 25 to 27.

**DIRECTORS' SERVICE CONTRACTS** None of the directors has a service contract with any company in the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

**DIRECTORS' INTERESTS IN SHARES** According to the register of directors' interests maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom, as at 31st March 2003, the directors and their associates had the following interests in the shares of the Company. All of these interests were beneficial:

| | Number of shares | | | |
|---|---|---|---|---|
| Name of director | Personal interests | Family interests | Other interests | Total |
| Allan WONG Chi Yun | 10,307,393 | 3,968,683 | 78,700,590 *notes 1,2,3* | 92,976,666 |
| Albert LEE Wai Kuen | 999,332 | — | — | 999,332 |
| Paddy LAW Wai Leung | — | — | — | — |
| Raymond CH'IEN Kuo Fung | — | — | — | — |
| William FUNG Kwok Lun | 1,045,630 | — | — | 1,045,630 |
| Michael TIEN Puk Sun | 1,123,000 | — | — | 1,123,000 |
| Patrick WANG Shui Chung | — | — | — | — |

Notes:

1. The shares are held as to 65,496,225 by Conquer Rex Limited, as to 1,416,325 by Honorex Limited, as to 7,188,603 by Twin Success Pacific Limited and as to 4,599,437 by Power Precise Holdings Limited which are corporations controlled by Mr. Allan WONG Chi Yun.
2. Conquer Rex Limited is beneficially owned by Honorex Limited.
3. Conquer Rex Limited, Honorex Limited and Twin Success Pacific Limited are beneficially owned by Newcourt Trustees Limited as trustee of The Wong Chung Man 1984 Trust, the discretionary objects of which are family members of Mr. Allan WONG Chi Yun.

A register of directors' and chief executives' interests and short positions was maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong which had replaced the Securities (Disclosure of Interests) Ordinance of Hong Kong and came in force on 1st April 2003.

During the period from 1st April 2003 to 25th June 2003, there was no change to the above interests.

**DIRECTORS' RIGHTS TO ACQUIRE SHARES** Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the Company granted share options in favour of certain directors to subscribe for shares of the Company at prices to be determined by the board of directors in accordance with the terms of the 2001 Scheme.

According to the register of directors' interests maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the records of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom, as at 31st March 2003, the directors and their associates had the following interests in share options of the Company. All of these interests were beneficial:

| Name of director | Date of grant | Exercise price | Exercisable period | At 1st April 2002 Number of share options | At 31st March 2003 Number of share options |
|---|---|---|---|---|---|
| Allan WONG Chi Yun | 11th March 2002 | HK$10.20 | 11th March 2002 to 10th March 2012 *(note 1)* | 2,000,000 | 2,000,000 |
| Albert LEE Wai Kuen | 5th March 2002 | HK$10.20 | 5th March 2002 to 4th March 2012 *(note 1)* | 1,750,000 | 1,750,000 |
| Paddy LAW Wai Leung | 5th March 2002 | HK$10.20 | 5th March 2002 to 4th March 2012 *(note 1)* | 1,750,000 | 1,750,000 |
| | 26th July 2002 | HK$8.71 | 26th July 2002 to 25th July 2012 *(note 1)* | — | 150,000 |

No options were exercised by any director or had lapsed during the year.

*Note 1: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.*

A register of directors' and chief executives' interests and short positions was maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong which had replaced the Securities (Disclosure of Interests) Ordinance of Hong Kong and came in force on 1st April 2003.

During the period from 1st April 2003 to 25th June 2003, there was no change to the above interests.

Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

**DIRECTORS' INTERESTS IN CONTRACTS** No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

**SUBSTANTIAL SHAREHOLDERS** According to the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Hong Kong and the register of interests in shares and short positions pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong which had replaced the Securities (Disclosure of Interests) Ordinance of Hong Kong and come in force on 1st April 2003 and the records of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the Listing Rules of the Financial Services Authority in the United Kingdom and in so far as is known to the Company, the parties, other than those directors as abovementioned, holding a 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests as at 31st March 2003 and 25th June 2003, were as follows:

| Name of shareholder | *31st March 2003* Number of shares | *31st March 2003* Percentage of shareholding | *25th June 2003* Number of shares | *25th June 2003* Percentage of shareholding |
|---|---|---|---|---|
| HKSCC Nominees Limited | 109,521,834 | 48.56% | 103,569,507 | 45.92% |
| Newcourt Trustees Limited as Trustee of The Wong Chung Man 1984 Trust *(note 1)* | 74,101,153 | 32.85% | 74,101,153 | 32.85% |
| Honorex Limited *(note 2)* | 66,912,550 | 29.66% | 66,912,550 | 29.66% |
| Conquer Rex Limited | 65,496,225 | 29.04% | 65,496,225 | 29.04% |
| HSBC Nominees (Hong Kong) Limited | 16,010,483 | 7.10% | 16,011,483 | 7.10% |
| Twin Success Pacific Limited | 7,188,603 | 3.19% | 7,188,603 | 3.19% |

Notes:

1. Newcourt Trustees Limited as trustee of The Wong Chung Man 1984 Trust beneficially owned all the issued shares in Conquer Rex Limited, Honorex Limited and Twin Success Pacific Limited.
2. Honorex Limited beneficially owned all the issued shares in Conquer Rex Limited.

There were no contracts of significance with corporate substantial shareholders during the year under review.

**MANAGEMENT CONTRACTS** No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

**SECURITIES PURCHASE ARRANGEMENTS** At the annual general meeting held on 9th August 2002, shareholders renewed the approval of a general mandate authorizing the directors to effect repurchases of the Company's own shares up to a limit of 10% of the shares in issue as at that date.

**PURCHASE, SALE OR REDEMPTION OF LISTED SHARES** The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

**MAJOR CUSTOMERS AND SUPPLIERS** During the year the five largest suppliers in aggregate accounted for less than 30% of the total value of the Group's purchases. The Group's largest customer accounted for approximately 10.3% of the Group revenue and the Group's five largest customers in aggregate accounted for approximately 37% of the Group revenue during the year.

None of the directors, their associates or any shareholder (who, to the knowledge of the directors, owns more than 5% of the Company's share capital) had an interest in the customers and the suppliers noted above.

**PRE-EMPTIVE RIGHTS** There is no provision for pre-emptive rights under the bye-laws of the Company and there are no statutory restrictions against such rights under the laws of Bermuda in which the Company is incorporated.

**SHARE OPTION SCHEMES** The Company operates share option schemes for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include employees of the Company and/or any of its subsidiaries, including executive directors of any of such companies.

On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

The share option scheme adopted by the Company on 24th September 1991 (the "1991 Scheme") expired on 23rd September 2001. Options granted and not yet exercised under the 1991 Scheme have lapsed during the year.

HomeRelay Communications, Inc. ("HomeRelay", formerly known as Unbound Communications, Inc.), a subsidiary of the Company, located and established under the laws of the United States of America, adopted a stock option plan in August 2000 (the "HomeRelay Plan"). Under the HomeRelay Plan, HomeRelay may grant up to 10% of HomeRelay's common stock and a committee designated by the board of directors of HomeRelay may fix the terms and vesting of the options which in no event shall exceed 10 years.

Details of the 1991 Scheme, the 2001 Scheme and the HomeRelay Plan are set out in note 20 to the financial statements.

**CONNECTED TRANSACTION** As announced on 11th April 2003, the Company has entered into a transaction which constitutes a connected transaction for the Company under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Chapter 11 of the Listing Rules of the Financial Services Authority in the United Kingdom (as the case may be) as set out below:

On 11th April 2003, the Company as tenant entered into an agreement with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing on 1st April 2003 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun, a director of the Company, in accordance with the terms of his employment contract. Aldenham is a company 50% owned by Mr. Allan WONG Chi Yun's wife and 50% owned by a trust the beneficiaries of which are Mr. Allan WONG Chi Yun and his family members. Aldenham is therefore a connected person of the Company as defined in the Listing Rules. The entering into of the lease by the Company constituted a connected transaction for the Company.

**MATERIAL LEGAL PROCEEDINGS** On 7th June 2002, the Group and Lucent Technologies Inc. ("Lucent") settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent agreed to adjust the purchase price of the acquisition downward by US$50.0 million and such amount was fully settled in cash during the year ended 31st March 2003.

After settling its claims against Lucent, the Group commenced litigation against PricewaterhouseCoopers LLP ("PwC") on 28th February 2003, seeking damages for PwC's alleged malpractice and breach of duty and fraud in representing the Group concerning the acquisition of part of the Lucent Consumer Telephone Business in March 2000. On 1st May 2003, PwC moved to dismiss the complaint and it is anticipated that the Court will rule on that motion within the next several months. The Group remains confident that it will prevail on PwC's motion to dismiss although there is no way to accurately predict the outcome. The Group attempted to settle with PwC which refused to enter any settlement discussion with the Group.

**ANNUAL GENERAL MEETING SPECIAL BUSINESS** The following special business will be proposed at the annual general meeting to be held on 6th August 2003:

1. the grant to the directors of the Company a general mandate to repurchase shares of the Company;
2. the grant to the directors of the Company a general mandate to allot, issue and deal with additional shares of the Company; and
3. the extension of the general mandate which will be granted to the directors of the Company to allot, issue and deal with additional shares of the Company by adding the number of shares repurchased under the repurchase mandate.

**AUDIT COMMITTEE** The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the audited financial statements for the year ended 31st March 2003. The Audit Committee also received reports from external auditors to review the nature, scope and results of the external audit.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, the independent non-executive directors of the Company.

**CODE OF BEST PRACTICE** In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period except that certain independent non-executive directors of the Company are not appointed for a specific term.

**AUDITORS** In February 2003, PricewaterhouseCoopers resigned as auditors of the Company and KPMG were appointed as the auditors of the Company to fill the casual vacancy caused by the resignation of PricewaterhouseCoopers until the conclusion of the next annual general meeting of the Company.

The financial statements have been audited by KPMG, who retire and, being eligible, offer themselves for re-appointment in the forthcoming annual general meeting of the Company. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By Order of the Board

**Allan WONG Chi Yun**
Chairman

Hong Kong, 25th June 2003

# Report of the Auditors


KPMG

**AUDITORS' REPORT TO THE SHAREHOLDERS OF VTECH HOLDINGS LIMITED**
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of VTech Holdings Limited and its subsidiaries ("the Group") on pages 32 to 48 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

**RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS** These consolidated financial statements are the responsibility of the directors who are required to prepare financial statements which give a true and fair view. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

**BASIS OF OPINION** We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

**OPINION** In our opinion the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31st March 2003 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and the Bermuda Companies Act.

**KPMG**
Certified Public Accountants

Hong Kong, 25th June 2003

# Consolidated Financial Statements

## CONSOLIDATED INCOME STATEMENT
For the year ended 31st March 2003

| | Note | 2003 US$ million | 2002 US$ million (restated) |
|---|---|---|---|
| **Revenue** | 1 | 866.5 | 959.8 |
| **Cost of sales** | | (577.5) | (672.7) |
| **Gross profit** | | 289.0 | 287.1 |
| Selling and distribution costs | | (166.8) | (153.8) |
| Administrative and other operating expenses | | (63.7) | (77.3) |
| Research and development expenses | | (31.0) | (33.0) |
| Gain on settlement of a lawsuit | 3 | 34.0 | — |
| **Operating profit** | 2 | 59.5 | 23.0 |
| Net finance costs | 5 | (1.0) | (8.6) |
| Share of results of associates | | (0.2) | (0.5) |
| **Profit from ordinary activities before taxation** | | 58.3 | 13.9 |
| Taxation | 6 | (17.4) | (2.6) |
| **Profit from ordinary activities after taxation** | | 40.9 | 11.3 |
| Minority interest | | (0.1) | (0.1) |
| **Profit attributable to shareholders** | 21 | 40.8 | 11.2 |
| **Interim dividend** | 7 | 3.4 | — |
| **Final dividend** | 7 | 4.5 | — |
| **Earnings per share (in US cents)** | 8 | | |
| — Basic | | 18.1 | 5.0 |
| — Diluted | | 18.1 | 5.0 |

The notes on pages 33 to 48 form part of these financial statements.

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31st March 2003

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| Shareholders' equity at 1st April | | 89.4 | 80.2 |
| Deferred tax reversed upon disposal of a property previously revalued | 21 | — | 0.4 |
| Surplus/(deficit) arising on revaluation of other properties | 21 | 0.5 | (1.6) |
| Realization of hedging reserve | 21 | 0.4 | (0.3) |
| Fair value losses on hedging during the year | 21 | — | (0.4) |
| Exchange translation differences | 21 | (0.2) | (0.2) |
| Net gains/(losses) not recognized in the income statement | | 0.7 | (2.1) |
| Profit attributable to shareholders | 21 | 40.8 | 11.2 |
| Dividend approved and paid during the year | 21 | (3.4) | — |
| Movements in share capital: | | | |
| Placing of shares | 21 | — | 0.1 |
| Shareholders' equity at 31st March | | 127.5 | 89.4 |

The notes on pages 33 to 48 form part of these financial statements.

## CONSOLIDATED BALANCE SHEET
As at 31st March 2003

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| **Non-current assets** | | | |
| Tangible assets | 9 | 48.0 | 58.0 |
| Leasehold land payments | 10 | 2.7 | 3.1 |
| Deferred tax assets | 11 | 3.9 | 4.3 |
| Investments | 12 | 0.2 | 0.4 |
| | | 54.8 | 65.8 |
| **Current assets** | | | |
| Stocks | 13 | 84.0 | 94.4 |
| Assets held for sale | 14 | 8.0 | 24.5 |
| Debtors and prepayments | 15 | 139.9 | 165.3 |
| Taxation recoverable | | 1.5 | 3.0 |
| Cash and cash equivalents | | 70.4 | 63.3 |
| | | 303.8 | 350.5 |
| **Current liabilities** | | | |
| Creditors and accruals | 16 | (171.4) | (187.9) |
| Provisions | 19 | (40.4) | (39.1) |
| Borrowings | 17 | (0.5) | (30.6) |
| Taxation payable | | (15.0) | (2.1) |
| | | (227.3) | (259.7) |
| **Net current assets** | | 76.5 | 90.8 |
| **Total assets less current liabilities** | | 131.3 | 156.6 |
| **Non-current liabilities** | | | |
| Borrowings | 17 | (2.2) | (65.2) |
| Deferred tax liabilities | 11 | (0.8) | (1.2) |
| | | (3.0) | (66.4) |
| **Minority interest** | | (0.8) | (0.8) |
| **Net assets** | | 127.5 | 89.4 |
| **Capital and reserves** | | | |
| Share capital | 20 | 11.3 | 11.3 |
| Reserves | 21 | 116.2 | 78.1 |
| **Shareholders' funds** | | 127.5 | 89.4 |

Approved and authorized for issue by the Board of Directors on 25th June 2003

**Allan WONG Chi Yun**
Director

**Paddy LAW Wai Leung**
Director

The notes on pages 33 to 48 form part of these financial statements.

## CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2003

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| **Operating activities** | | | |
| Operating profit | | 59.5 | 23.0 |
| Depreciation charges | 2 | 24.1 | 33.8 |
| Amortization of leasehold land payments | 2 | 0.1 | 0.1 |
| Impairment of leasehold land payments | 2 | 0.2 | — |
| Impairment of tangible assets | 2 | — | 3.6 |
| Impairment of investment properties | 2 | — | 0.5 |
| Loss on disposal of tangible assets and leasehold land | 2 | 1.4 | 2.0 |
| Gain on settlement of a lawsuit | 3 | (34.0) | — |
| Write down of discontinued stocks | | — | 1.7 |
| Decrease in stocks | | 10.4 | 91.4 |
| Decrease in debtors and prepayments | | 25.4 | 90.8 |
| Decrease in creditors and accruals | | (7.7) | (63.4) |
| Increase/(decrease) in provisions | | 1.2 | (27.2) |
| **Cash generated from operations** | | 80.6 | 156.3 |
| Net proceeds on settlement of a lawsuit | 3 | 34.0 | — |
| Interest received | | 1.2 | 3.0 |
| Interest paid | | (2.2) | (11.6) |
| Taxes paid | | (3.0) | (0.9) |
| **Net cash generated from operating activities** | | 110.6 | 146.8 |
| **Investing activities** | | | |
| Proceeds from disposal of tangible assets and leasehold land | | 1.9 | 9.1 |
| Proceeds from disposal of assets held for sale | | 7.7 | 18.9 |
| Purchase of tangible assets | 9 | (14.1) | (13.3) |
| Purchase of associates | | — | (0.4) |
| Purchase of subsidiaries and businesses | | — | (0.1) |
| **Net cash (used in)/generated from investing activities** | | (4.5) | 14.2 |
| **Financing activities** | | | |
| Net repayment of current borrowings | | (29.9) | (109.9) |
| Repayments of non-current borrowings | | (63.0) | (41.3) |
| Dividend paid | 7 | (3.4) | — |
| Dividend paid to minority shareholder | | (0.1) | — |
| Proceeds from issuance of share capital | | — | 0.1 |
| **Net cash used in financing activities** | | (96.4) | (151.1) |
| Effect of exchange rate changes | | (2.4) | (0.2) |
| **Increase in cash and cash equivalents** | | 7.3 | 9.7 |
| Cash and cash equivalents at beginning of the year | | 63.1 | 53.4 |
| **Cash and cash equivalents at end of the year** | | 70.4 | 63.1 |
| **Analysis of the balance of cash and cash equivalents** | | | |
| Cash at bank and deposits | | 70.4 | 63.3 |
| Bank overdrafts | | — | (0.2) |
| | | 70.4 | 63.1 |

*The notes on pages 33 to 48 form part of these financial statements.*

# Principal Accounting Policies

**A BASIS OF PREPARATION** The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules *Governing the Listing of Securities on The Stock Exchange of* Hong Kong Limited.

The Company is incorporated in Bermuda. In view of the international nature of the Group's operations, the financial statements are presented in United States Dollars, rounded to the nearest million.

The financial statements are prepared on a historical cost basis as modified by revaluation of certain properties.

The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The Group's separable segments are set out in note 1 to the financial statements.

**B BASIS OF CONSOLIDATION** The consolidated financial statements include the financial statements of the Company and its subsidiaries together with the Group's share of the results and retained post acquisition reserves of its associates under the equity method of accounting drawn up for the year ended 31st March. All significant inter-company balances and transactions and any unrealized gains arising from inter-company transactions are eliminated on consolidation.

Subsidiaries are those companies controlled by the Group, where the Group, directly or indirectly, has an interest held for the long term, of more than 50% of the voting rights and is able to exercise control over the operations. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit after taxation. Investments in subsidiaries are stated at cost less provision for impairment losses (refer to note L) in the Company's balance sheet.

**B BASIS OF CONSOLIDATION** (continued) Associates are those companies, not being subsidiaries, in which the Group has an attributable interest of 20% or more of the voting rights held for the long term or over which the Group exercises significant influence, but not control. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates under the equity method, from the date that significant influence commences until the date that significant influences ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of that associate. Investments in associates are stated at cost less provision for impairment losses (refer to note L) in the Company's balance sheet.

**C GOODWILL** Goodwill arising on acquisition represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associate. Goodwill is stated at cost less accumulated amortization and impairment losses (refer to note L). Amortization of goodwill is calculated using the straight-line method over its estimated useful life not exceeding five years.

The profit or loss on disposal of a subsidiary or an associate is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized.

**D NEGATIVE GOODWILL** Negative goodwill arising on the acquisition represents the excess fair values of the net identifiable assets and liabilities acquired over the cost of the acquisition.

To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill will be recognized as income in the income statement when the future losses and expenses are recognized.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses at the date of acquisition, negative goodwill will be recognized as income in the income statement on a systematic basis over the remaining useful life of the identifiable acquired depreciable/amortizable assets. The amount of any negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognized immediately in the income statement.

The gain or loss on disposal of a subsidiary or an associate includes the unamortized balance of negative goodwill relating to the subsidiary or associate disposed of.

**E FOREIGN CURRENCIES** Transactions denominated in foreign currencies are translated into United States dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at the exchange rates ruling at the balance sheet date.

Net exchange differences arising from the translation of the financial statements of subsidiaries and associates expressed in foreign currencies are taken directly to exchange reserve. All other exchange differences are dealt with in the consolidated income statement.

**F REVENUE RECOGNITION** Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is stated net of sales taxes and discounts, after eliminating sales within the Group.

Revenue from the provision of services is recognized when the services are rendered.

Interest income is recognized on a time-apportioned basis that takes into account the effective yield on the asset. Dividend income is recognized when the Group's right to receive payment is established.

**G RESEARCH AND DEVELOPMENT** Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities.

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Expenditure on development activities is capitalized only if the product or process is clearly defined, technically and commercially feasible, the attributable expenditure is separately identifiable and the Group has sufficient resources and the intention to complete development. The expenditure capitalized includes the cost of materials, direct labour and an appropriate proportion of overheads which are directly attributable to development activities. Capitalized development costs are stated at cost less accumulated amortization and impairment losses (refer to note L). Development expenditure that does not meet the above criteria is recognized as an expense in the period in which it is incurred.

Amortization is calculated to write off capitalized development costs on a straight-line basis over their estimated useful lives, commencing from the date when the products are put into commercial production.

**H INTANGIBLE ASSETS** Intangible assets that are acquired by the Group are carried at cost less any accumulated amortization and any impairment losses (refer to note L). Amortization commences from the date when the developed product is available for use.

**I TANGIBLE ASSETS AND DEPRECIATION** Land and buildings except for investment properties (refer to note J) below, are stated at cost or valuation performed by professional valuers every three years less amounts provided for depreciation except in the case of freehold land which is not depreciated. In the intervening years the directors review the carrying value and adjustment is made where there has been a material change. The valuations are on an open market value basis and are incorporated in the annual financial statements. Increases in valuation are credited to the revaluation reserve; decreases are first set off against increases on earlier valuations in respect of the same assets and thereafter are charged to the consolidated income statement. Upon the disposal of a revalued property, the relevant portion of the realized revaluation reserve in respect of previous revaluations is transferred from revaluation reserve to revenue reserve.

All other tangible assets are stated at cost less accumulated depreciation and impairment losses (refer to note L).

Gains or losses arising from the disposals of tangible assets are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognized in the income statement on the date of disposal.

Depreciation is calculated to write off the cost or valuation of assets on a straight-line basis over their estimated useful lives which are as follows:

| | |
|---|---|
| Long-term leasehold buildings | Lease term |
| Freehold buildings, short-term leasehold buildings and leasehold improvements | 10 to 30 years or lease term, if shorter |
| Machinery and equipment | 3 to 5 years |
| Motor vehicles, furniture and fixtures | 3 to 7 years |
| Moulds | 1 year |

**J INVESTMENT PROPERTIES** Investment property is stated at fair value determined annually by professional valuers. The valuations are on an open market value basis, by reference to the current prices in an active market for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognized in the income statement.

**K LEASES** Leases of property, plant and equipment in terms of which that the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease less accumulated depreciation and impairment losses. Finance charges are charged to the income statement in proportion of the capital balances outstanding.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leasehold land payments are up-front payments to acquire long-term leasehold interests in land. These payments are stated at cost and are amortized over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

**L IMPAIRMENT OF ASSETS** The carrying amounts of the Group's assets including property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in the income statement.

The recoverable amount is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.
An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

**M OTHER INVESTMENTS** Other investments held by the Group are stated at fair value, with any resultant gain or loss being recognized in the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is recognized to the income statement as they arise.

**N STOCKS AND ASSETS HELD FOR SALE** (i) Stocks are stated at the lower of cost and net realizable value. Cost is calculated on the weighted average or the first-in-first-out basis, and comprises materials, direct labour and an appropriate share of production overheads. Net realizable value is the estimated selling price in the ordinary course of business, less estimates of costs of completion and selling expenses.

(ii) Assets held for sale are stated at anticipated realizable value.

**O TRADE DEBTORS** Trade debtors are carried at anticipated realizable value. An allowance is made for doubtful receivables based upon the evaluation of the recoverability of these outstanding amounts at the balance sheet date. Bad debts are written off during the year in which they are identified.

**P CASH AND CASH EQUIVALENTS** For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, short-term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and which have a maturity of three months or less at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents.

For the purpose of the balance sheet, cash and cash equivalents are cash on hand, deposits with banks and others financial institutions, which are not restricted in its use. Bank overdrafts are included in borrowings in current liabilities.

**Q TRADE CREDITORS** Trade and other creditors are stated at their cost.

**R PROVISIONS** A provision is recognized in the balance sheet when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Group recognizes the estimated liability on expected return claims with respect to products sold. This provision is calculated based on past experience of the level of repairs and returns.

The Group provides for expenses related to closure of business locations and reorganizations of the Group's operations which are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans.

The Group recognizes the expected costs of accumulating compensated absences when employees render a service that increases their entitlement to future compensated absences, measured as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

**S DEFERRED TAXATION** Deferred taxation is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for taxation purpose.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the asset can be utilized.

Provision for withholding tax which could arise on the remittance of earnings retained overseas is only made where there is a current intention to remit such earnings.

**T EMPLOYEE BENEFITS** The Group operates a number of defined contribution retirement schemes throughout the world, including Hong Kong, and a defined benefit retirement scheme in Hong Kong. The assets of all schemes are held separately from those of the Company and its subsidiaries.

**(i) Defined contribution plans** Contributions to the defined contribution schemes are at various funding rates that are in accordance with the local practice and regulations. Contributions relating to the defined contribution schemes are charged to the income statement as incurred.

**(ii) Defined benefit plans** For long-term employee benefits, pension costs arising under the defined benefit scheme are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. Plan assets are measured at fair value. Pension obligations are measured as the present value of the estimated future cash flows of benefits derived from employee past service, with reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. The net asset or liability resulting from the valuation of the plan is recognized in the Group's balance sheet.

**(iii) Equity and equity related compensation benefits** The Company has a number of share option schemes which may grant options to certain employees of the Company and subsidiaries of the Group. No compensation cost of obligation is recognized at the date of the grant and the option exercise price are set out in note 20 on the financial statements. When the options are exercised, shareholders' equity is increased by the amount of the proceeds received.

**U FINANCIAL INSTRUMENTS** The Group's activities expose it to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swaps contracts to hedge certain exposures.

The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

**U FINANCIAL INSTRUMENTS** (continued) Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserve are transferred to the consolidated income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

If certain derivative transactions, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting under the specific rules in IAS 39, "Financial Instruments: Recognition and Measurement", changes in the fair value of these derivative instruments are recognized immediately in the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognized, when the committed or forecasted transaction ultimately is recognized in the consolidated income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as risk management objective and strategy for undertaking various hedge transactions.

**V BORROWINGS** Borrowings are recognized as the proceeds are received, net of transaction costs incurred.

**W DIVIDENDS** Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

**X SEGMENT REPORTING** A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

**1 SEGMENT INFORMATION** Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

**Primary reporting format — business segments**
Year ended 31st March 2003

| | | Telecommunication and electronic products US$ million | Other activities US$ million | Total US$ million |
|---|---|---|---|---|
| i. | **Segment revenue** | 864.0 | 2.5 | 866.5 |
| | **Segment result** | 63.9 | (3.0) | 60.9 |
| | Unallocated corporate expenses | | | (1.4) |
| | **Operating profit** | | | 59.5 |
| | Net finance costs | | | (1.0) |
| | Share of results of associates | — | (0.2) | (0.2) |
| | **Profit from ordinary activities before taxation** | | | 58.3 |
| | Taxation | | | (17.4) |
| | **Profit from ordinary activities after taxation** | | | 40.9 |
| | Minority interest | | | (0.1) |
| | **Profit attributable to shareholders** | | | 40.8 |
| ii | **Segment assets** | 296.4 | 1.9 | 298.3 |
| | Associates | — | 0.1 | 0.1 |
| | Unallocated assets | | | 60.2 |
| | **Total assets** | | | 358.6 |
| | **Segment liabilities** | 217.2 | 3.4 | 220.6 |
| | Unallocated liabilities | | | 9.7 |
| | **Total liabilities** | | | 230.3 |
| iii | **Capital expenditure, depreciation and other net non-cash expenses** | | | |
| | Capital expenditure | 13.6 | 0.5 | 14.1 |
| | Depreciation | 22.5 | 1.6 | 24.1 |
| | Amortization of leasehold land payments | — | 0.1 | 0.1 |
| | Impairment charges | — | 0.2 | 0.2 |
| | Other non-cash expenses | 5.7 | — | 5.7 |

The Group evaluates the performance and allocates resources to its operating segments. There are no sales or transactions between the business segments. Corporate administrative costs and assets are not allocated to the operating segments.

Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to moulds, machinery and equipment, and other assets.

**1 SEGMENT INFORMATION** (continued)

**Primary reporting format — business segments** (continued)

Year ended 31st March 2002

| | | Telecommunication and electronic products US$ million | Other activities US$ million | Total US$ million |
|---|---|---|---|---|
| i | **Segment revenue** | 957.7 | 2.1 | 959.8 |
| | **Segment result** | 30.9 | (6.1) | 24.8 |
| | Unallocated corporate expenses | | | (1.8) |
| | **Operating profit** | | | 23.0 |
| | Net finance costs | | | (8.6) |
| | Share of results of associates | — | (0.5) | (0.5) |
| | **Profit from ordinary activities before taxation** | | | 13.9 |
| | Taxation | | | (2.6) |
| | **Profit from ordinary activities after taxation** | | | 11.3 |
| | Minority interest | | | (0.1) |
| | **Profit attributable to shareholders** | | | 11.2 |
| ii | **Segment assets** | 390.8 | 2.3 | 393.1 |
| | Associates | 0.1 | 0.2 | 0.3 |
| | Unallocated assets | | | 22.9 |
| | **Total assets** | | | 416.3 |
| | **Segment liabilities** | 315.1 | 2.2 | 317.3 |
| | Unallocated liabilities | | | 8.8 |
| | **Total liabilities** | | | 326.1 |
| iii | **Capital expenditure, restructuring cost, depreciation and other net non-cash expenses** | | | |
| | Capital expenditure | 13.0 | 0.3 | 13.3 |
| | Depreciation | 30.9 | 2.9 | 33.8 |
| | Amortization of leasehold land payments | — | 0.1 | 0.1 |
| | Impairment charges | 3.6 | 0.5 | 4.1 |
| | Restructuring costs | 9.5 | 0.9 | 10.4 |
| | Other non-cash expenses | 12.3 | — | 12.3 |

**Secondary reporting format — geographical segments** Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America — the operations are principally the distribution of telecommunication and electronic consumer products.

Europe — the operations are principally the distribution of electronic consumer products.

Asia Pacific — the Group is headquartered in the Hong Kong SAR and the Group's principal manufacturing operations are located in mainland China.

| | **Revenue 2003 US$ million** | Revenue 2002 US$ million (restated) | **Operating profit/(loss) 2003 US$ million** | Operating profit/(loss) 2002 US$ million (restated) |
|---|---|---|---|---|
| North America | **680.3** | 770.2 | **67.9** | 12.2 |
| Europe | **149.5** | 148.5 | **(6.2)** | 17.1 |
| Asia Pacific | **29.2** | 37.9 | **(2.0)** | (7.2) |
| Others | **7.5** | 3.2 | **(0.2)** | 0.9 |
| | **866.5** | 959.8 | **59.5** | 23.0 |

| | **Capital expenditure 2003 US$ million** | Capital expenditure 2002 US$ million (restated) | **Total assets 2003 US$ million** | Total assets 2002 US$ million (restated) |
|---|---|---|---|---|
| North America | **2.4** | 2.6 | **154.9** | 192.9 |
| Europe | **0.5** | 0.6 | **47.7** | 49.0 |
| Asia Pacific | **11.2** | 10.1 | **153.4** | 174.4 |
| Others | **—** | — | **2.6** | — |
| | **14.1** | 13.3 | **358.6** | 416.3 |

**2 OPERATING PROFIT** The operating profit is arrived at after charging/(crediting) the following:

| | Note | **2003 US$ million** | 2002 US$ million (restated) |
|---|---|---|---|
| Staff related costs | | | |
| — salaries and wages | | **88.1** | 93.4 |
| — pension costs: defined contribution schemes | 18 | **1.5** | 1.3 |
| — pension costs: defined benefit scheme | 18 | **1.0** | 1.3 |
| — severance payments | | **4.4** | 1.6 |
| Depreciation charges | 9 | | |
| — owned assets | | **23.9** | 33.6 |
| — leased assets | | **0.2** | 0.2 |
| Amortization of leasehold land payments | 10 | **0.1** | 0.1 |
| Impairment of leasehold land payments | 10 | **0.2** | — |
| Impairment of tangible assets | | **—** | 3.6 |
| Impairment of investment properties | | **—** | 0.5 |
| Loss on disposal of tangible assets and leasehold land | | **1.4** | 2.0 |
| Auditors' remuneration | | **0.6** | 0.8 |
| Operating leases on land and buildings | | **8.7** | 6.4 |
| Provision for stock obsolescence | | **2.0** | 4.5 |
| Provision for doubtful debts | | **3.7** | 9.5 |
| Repairs and maintenance expenditure | | **2.6** | 1.1 |
| Royalties | | **16.5** | 9.1 |
| Exchange (gain)/loss | | **(2.6)** | 0.2 |
| Forward contracts: fair value loss/(gain) on cash flow hedge transferred from hedging reserve | 21 | **0.4** | (0.3) |

Restructuring and impairment charges of US$14.0 million which were separately disclosed on the consolidated income statement for the year ended 31st March 2002 have been reclassified according to their nature into cost of sales and administrative and other operating expenses in the amounts of US$1.7 million and US$12.3 million respectively.

**3 GAIN ON SETTLEMENT OF A LAWSUIT** On 25th January 2001, the Group filed a complaint against Lucent Technologies Inc. ("Lucent") and Lucent Technologies Consumer Products, L.P. in the United States District Court for the Southern District of New York seeking damages and related relief arising out of the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

On 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million. The amount has been fully settled. The net receipt from the settlement, after deducting incidental expenses, has been credited to the consolidated income statement.

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| Receipt from settlement of a lawsuit | 50.0 | — |
| Less: incidental expenses | (16.0) | — |
| | 34.0 | — |

**4 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS**

**Directors' emoluments**

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| The emoluments of the directors of the Company are as follows: | | |
| Fees | 0.1 | 0.1 |
| Salaries, allowances and benefits in kind | 1.8 | 2.2 |
| Bonuses | 0.8 | 0.6 |
| Contribution to retirement benefit schemes | 0.1 | 0.1 |
| Deemed profit on share option exercise | — | — |
| Inducement for joining the Group | — | — |
| Compensation for loss of office | — | — |
| | 2.8 | 3.0 |

The table below shows the number of directors whose emoluments were within the bands stated:

| | 2003 Number of directors | 2002 Number of directors |
|---|---|---|
| US$ | | |
| Nil – 128,000 | 4 | 6 |
| 128,001 – 192,000 | — | 1 |
| 192,001 – 256,000 | — | 1 |
| 256,001 – 320,000 | — | 1 |
| 320,001 – 384,000 | — | 1 |
| 512,001 – 576,000 | — | 1 |
| 640,001 – 704,000 | 1 | — |
| 704,001 – 768,000 | — | 2 |
| 896,001 – 960,000 | 1 | — |
| 1,088,001 – 1,152,000 | 1 | — |

Emoluments of independent non-executive directors included above amounted to US$60,000 (2002: US$63,000), being wholly in the form of directors' fees.

**Senior executives' emoluments** The directors' emoluments set out above exclude 2 senior executives (2002: 2) whose emoluments were among the five highest earning employees of the Group. Details of the emoluments in aggregate for these executives are set out below:

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| Salaries, allowances and benefits in kind | 0.9 | 0.5 |
| Bonuses | 1.2 | 0.3 |
| Contribution to retirement benefit schemes | — | — |
| Deemed profit on share option exercise | — | — |
| Inducement for joining the Group | — | — |
| Compensation for loss of office | — | — |
| | 2.1 | 0.8 |

The emoluments fell within the following bands:

| | 2003 Individuals | 2002 Individuals |
|---|---|---|
| US$ | | |
| 320,001 – 384,000 | — | 1 |
| 448,001 – 512,000 | 1 | 1 |
| 1,650,000 – 1,800,000 | 1 | — |
| | 2 | 2 |

**5 NET FINANCE COSTS**

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| **Interest expense** | | |
| Wholly repayable within five years: | | |
| Bank loans and overdrafts | 2.1 | 11.4 |
| Finance leases | — | 0.1 |
| Not wholly repayable within five years: | | |
| Bank loans | 0.1 | 0.1 |
| **Interest income** | (1.2) | (3.0) |
| | 1.0 | 8.6 |

**6 TAXATION**

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| Current tax | | |
| — Hong Kong | 6.4 | 1.7 |
| — Overseas | 0.5 | 0.4 |
| (Over)/underprovision in prior years | | |
| — Hong Kong | 10.8 | — |
| — Overseas | (0.3) | 0.5 |
| | 17.4 | 2.6 |

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

**6 TAXATION** (continued) The consolidated effective income tax rate for the year ended 31st March 2003 was 29.8% (2002: 18.7%). This effective income tax rate is reconciled to the statutory domestic income tax rate as follows:

| | 2003 % | 2002 % |
|---|---|---|
| Statutory domestic income tax rate | 16.0 | 16.0 |
| Difference in overseas income tax rates | 0.2 | 3.4 |
| Non-temporary differences | (9.8) | (17.7) |
| Tax losses not recognized | 5.7 | 10.2 |
| Underprovision in prior years | 18.0 | 3.4 |
| Others | (0.3) | 3.4 |
| Effective income tax rate | 29.8 | 18.7 |

The Group is currently in discussions with Hong Kong IRD regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. Whilst management considers that the subsidiaries have grounds to support these claims, the outcome of the dispute remains undetermined. The directors consider it prudent to establish a provision of US$11.0 million for the directors' best estimate of any liabilities which may arise on settlement of this dispute, which has been charged to the consolidated income statement for the year ended 31st March 2003.

**7 DIVIDENDS**

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| Interim dividend declared and paid of US1.5 cents per share (2002: nil) | 21 | 3.4 | — |
| Final dividend of US2.0 cents per share (2002: nil) proposed after the balance sheet date | | 4.5 | — |

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

**8 EARNINGS PER SHARE** The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$40.8 million (2002: US$11.2 million).

The basic earnings per share is based on the weighted average of 225.5 million (2002: 225.3 million) ordinary shares in issue during the year. The diluted earnings per share is based on 225.5 million (2002: 225.3 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year. There were no potential dilutive ordinary shares in existence for both years presented.

**9 TANGIBLE ASSETS**

| | Land and buildings US$ million | Moulds, machinery and equipment US$ million | Motor vehicles, furniture and fixtures and leasehold improvements US$ million | Total US$ million |
|---|---|---|---|---|
| **Cost or valuation** | | | | |
| At 1st April 2002 | 36.9 | 171.2 | 64.5 | 272.6 |
| Additions | 0.1 | 9.7 | 4.3 | 14.1 |
| Revaluation | (0.9) | — | — | (0.9) |
| Disposals | (1.6) | (4.2) | (11.5) | (17.3) |
| Effect of changes in exchange rate | 2.5 | 1.1 | 1.5 | 5.1 |
| At 31st March 2003 | 37.0 | 177.8 | 58.8 | 273.6 |
| **Accumulated depreciation** | | | | |
| At 1st April 2002 | 15.9 | 146.1 | 52.6 | 214.6 |
| Charge for the year | 1.9 | 16.2 | 6.0 | 24.1 |
| Revaluation | (1.4) | — | — | (1.4) |
| Disposals | (0.8) | (4.2) | (9.1) | (14.1) |
| Effect of changes in exchange rate | 0.8 | 0.4 | 1.2 | 2.4 |
| At 31st March 2003 | 16.4 | 158.5 | 50.7 | 225.6 |
| **Net book value at 31st March 2003** | 20.6 | 19.3 | 8.1 | 48.0 |
| Net book value at 31st March 2002 | 21.0 | 25.1 | 11.9 | 58.0 |
| Cost or valuation of tangible assets is analysed as follows: | | | | |
| At cost | 25.0 | 177.8 | 58.8 | 261.6 |
| At professional valuation — 2003 | 12.0 | — | — | 12.0 |
| | 37.0 | 177.8 | 58.8 | 273.6 |

**(a) Leased machinery and equipment** The Group leases machinery and equipment under a number of finance lease arrangements. At the end of each of the leases the Group has the option to purchase the equipment at a beneficial price. At 31st March 2003, the net book value of tangible assets held under finance leases amounted to US$0.3 million (2002: US$0.5 million).

**(b) Security** The net book value of tangible assets pledged as security for borrowings at 31st March 2003 amounted to US$2.5 million (2002: US$2.3 million).

**9 TANGIBLE ASSETS** (continued) Land and buildings comprise:

| | Freehold land and buildings and long-term leasehold buildings US$ million | Short-term leasehold buildings US$ million | Total US$ million |
|---|---|---|---|
| **Cost or valuation** | | | |
| At 1st April 2002 | 10.5 | 26.4 | 36.9 |
| Additions | 0.1 | — | 0.1 |
| Revaluation | (0.9) | — | (0.9) |
| Disposals | — | (1.6) | (1.6) |
| Effect of changes in exchange rate | 2.3 | 0.2 | 2.5 |
| At 31st March 2003 | 12.0 | 25.0 | 37.0 |
| **Accumulated depreciation** | | | |
| At 1st April 2002 | 1.0 | 14.9 | 15.9 |
| Charge for the year | 0.5 | 1.4 | 1.9 |
| Revaluation | (1.4) | — | (1.4) |
| Disposals | — | (0.8) | (0.8) |
| Effect of changes in exchange rate | 0.8 | — | 0.8 |
| At 31st March 2003 | 0.9 | 15.5 | 16.4 |
| **Net book value at 31st March 2003** | 11.1 | 9.5 | 20.6 |
| Net book value at 31st March 2002 | 9.5 | 11.5 | 21.0 |
| Cost or valuation of tangible assets is analysed as follows: | | | |
| At cost | — | 25.0 | 25.0 |
| At professional valuation - 2003 | 12.0 | — | 12.0 |
| | 12.0 | 25.0 | 37.0 |
| Net book value of land and buildings comprises: | | | |
| **Hong Kong** | | | |
| Long-term leasehold buildings (not less than 50 years) | 1.5 | — | 1.5 |
| **Overseas** | | | |
| Freehold land and buildings | 9.6 | — | 9.6 |
| Short-term leasehold buildings | — | 9.5 | 9.5 |
| | 9.6 | 9.5 | 19.1 |
| Net book value of revalued land and buildings had the assets been carried at cost less accumulated depreciation | 6.4 | — | 6.4 |

The Group's freehold and long-term leasehold land and buildings were last revalued by independent valuers as at 31st March 2003, on an open market value basis.

**10 LEASEHOLD LAND PAYMENTS**

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| Net book value at 1st April | | 3.1 | 7.0 |
| Disposals | | (0.1) | (3.8) |
| Amortization | 2 | (0.1) | (0.1) |
| Impairment charges | 2 | (0.2) | — |
| Net book value at 31st March | | 2.7 | 3.1 |
| Leasehold land payments in respect of: | | | |
| Owner-occupied properties | | 2.7 | 3.1 |

**11 DEFERRED TAXATION** The deferred tax assets and liabilities and the deferred tax account movements for the years ended 31st March 2002 and 31st March 2003 are attributable to the following items:

| | 1st April 2002 US$ million | Credited/ (charged) to income statement US$ million | 31st March 2003 US$ million |
|---|---|---|---|
| **Deferred tax assets** | | | |
| Provisions | 0.5 | (0.4) | 0.1 |
| Tax losses carried forward | 1.6 | (0.6) | 1.0 |
| Other deductible temporary differences | 2.6 | 0.2 | 2.8 |
| | 4.7 | (0.8) | 3.9 |
| **Deferred tax liabilities** | | | |
| Accelerated tax depreciation | (1.6) | 0.8 | (0.8) |
| Net deferred tax assets | 3.1 | — | 3.1 |

| | 1st April 2001 US$ million | Charged to other properties revaluation reserve US$ million | Credited/ (charged) to income statement US$ million | 31st March 2002 US$ million |
|---|---|---|---|---|
| **Deferred tax assets** | | | | |
| Provisions | 0.6 | — | (0.1) | 0.5 |
| Tax losses carried forward | 1.7 | — | (0.1) | 1.6 |
| Other deductible temporary differences | 2.5 | — | 0.1 | 2.6 |
| | 4.8 | — | (0.1) | 4.7 |
| **Deferred tax liabilities** | | | | |
| Accelerated tax depreciation | (1.7) | — | 0.1 | (1.6) |
| Asset revaluation | (0.4) | 0.4 | — | — |
| | (2.1) | 0.4 | 0.1 | (1.6) |
| Net deferred tax assets | 2.7 | 0.4 | — | 3.1 |

Deferred tax assets and liabilities are offset when the taxes relate to the same fiscal authority. The following amounts are shown in the consolidated balance sheet:

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| Deferred tax assets | 3.9 | 4.3 |
| Deferred tax liabilities | (0.8) | (1.2) |
| | 3.1 | 3.1 |

Deferred tax assets are recognized for tax losses carried forward to the extent that realization of the related tax benefit through future taxable profits is probable. Deferred tax assets of US$63.2 million (2002: US$ 80.3 million) arising from unused tax losses of US$213.5 million (2001: US$255.4 million) have not been recognized at the end of the year.

## 12 INVESTMENTS

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| i) **Associates** | | |
| Share of net tangible assets | 0.1 | 0.3 |
| ii) **Other investments** | | |
| Unlisted investments, at cost | 0.1 | 0.1 |
| | 0.2 | 0.4 |

## 13 STOCKS

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| Telecommunication and electronic products | | |
| Raw materials | 13.9 | 18.0 |
| Work in progress | 4.6 | 1.8 |
| Finished goods | 65.5 | 74.6 |
| | 84.0 | 94.4 |

Stocks carried at net realizable value at 31st March 2003 amounted to US$16.2 million (2002: US$15.3 million).

## 14 ASSETS HELD FOR SALE

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| Land and buildings | | |
| Hong Kong | — | 4.7 |
| Overseas | 8.0 | 19.8 |
| | 8.0 | 24.5 |

The assets have been written down to their estimated recoverable amounts.

## 15 DEBTORS AND PREPAYMENTS

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| Trade debtors (Net of provision for doubtful debts of US$5.8 million (2002: US$7.2 million)) | | 123.0 | 128.9 |
| Other debtors and prepayments | | 15.1 | 34.1 |
| Pension assets | 18 | 1.8 | 1.8 |
| Forward foreign exchange contracts | 22 | — | 0.5 |
| | | 139.9 | 165.3 |

An aging analysis of net trade debtors by transaction date is as follows:

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| 0-30 days | 54.5 | 75.3 |
| 31-60 days | 41.6 | 31.6 |
| 61-90 days | 10.2 | 8.6 |
| >90 days | 16.7 | 13.4 |
| Total | 123.0 | 128.9 |

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

## 16 CREDITORS AND ACCRUALS

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| Trade creditors | | 59.5 | 76.3 |
| Other creditors and accruals | | 111.9 | 110.7 |
| Interest rates swaps | 22 | — | 0.9 |
| | | 171.4 | 187.9 |

An aging analysis of trade creditors by transaction date is as follows:

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| 0-30 days | 28.7 | 36.7 |
| 31-60 days | 11.5 | 20.5 |
| 61-90 days | 11.9 | 11.0 |
| >90 days | 7.4 | 8.1 |
| Total | 59.5 | 76.3 |

## 17 BORROWINGS

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| **Bank loans, overdrafts and finance lease obligations** | | |
| **Repayable by instalments, any one of which is due for repayment after five years:** | | |
| Secured bank loans | 1.0 | 1.0 |
| **Repayable by instalments, all of which are due for repayment within five years:** | | |
| Unsecured bank loans and overdrafts | — | 93.0 |
| Secured bank loans | 1.4 | 1.3 |
| Obligations under finance leases (Note) | 0.3 | 0.5 |
| | 1.7 | 94.8 |
| **Less : amounts due within one year included under current liabilities:** | | |
| Unsecured bank loans and overdrafts | — | (30.2) |
| Secured bank loans | (0.4) | (0.3) |
| Obligations under finance leases (Note) | (0.1) | (0.1) |
| | (0.5) | (30.6) |
| | 2.2 | 65.2 |
| **Bank loans, overdrafts and finance lease obligations are repayable as follows:** | | |
| Between one and two years | 0.5 | 63.2 |
| Between two and five years | 0.7 | 1.0 |
| In more than five years | 1.0 | 1.0 |
| | 2.2 | 65.2 |

Note:
The amounts are net of future finance charges of US$0.1 million (2002: US$0.1 million).

**17 BORROWINGS** (continued) Details of the bank loans and overdrafts are as follows:

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| United States dollars | | |
| Unsecured bank loans and overdrafts at an average floating rate of 5.8% in 2002, after taking into account of interest rate swaps | — | 93.0 |
| Euros | | |
| Secured bank loans at an average fixed interest rate of 6.0% (2002: 6.7%) | **2.4** | 2.3 |
| | **2.4** | 95.3 |

**18 PENSION SCHEMES** The Group operated a defined benefit scheme and a defined contribution scheme in Hong Kong. The defined contribution scheme operated in Hong Kong complied with the requirements under the Mandatory Provident Fund ("MPF") Ordinance. For the defined contribution schemes operated for overseas employees and Hong Kong employees under the MPF Ordinance, the retirement benefit cost expensed in the income statement amounted to US$1.4 million (2002: US$1.2 million) and US$0.1 million (2002: US$0.1 million) respectively. For the defined benefit scheme ("the Scheme") operated for Hong Kong employees, contributions made by the Group during the year were calculated based on advice from Watson Wyatt Hong Kong Limited ("Watson Wyatt"), independent actuaries and consultants. The Scheme is valued annually. The latest actuarial valuation was completed by Watson Wyatt as at 31st March 2003 using the projected unit credit method.

For the defined benefit scheme, the amounts recognized in the balance sheet are as follows:

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| Fair value of Scheme assets | | **8.7** | 11.5 |
| Present value of funded defined benefit obligations | | **(11.4)** | (10.1) |
| Unrecognized actuarial gains | | **4.5** | 0.4 |
| **Assets recognized in the balance sheet** | 15 | **1.8** | 1.8 |
| The amounts recognized in the income statement are as follows: | | | |
| Current service cost | | **1.1** | 1.4 |
| Interest cost | | **0.7** | 0.9 |
| Expected return on plan assets | | **(0.8)** | (1.0) |
| **Expenses recognized in the income statement*** | 2 | **1.0** | 1.3 |
| The actual return on plan assets was as follows: | | | |
| Expected return on plan assets | | **0.8** | 1.0 |
| Actuarial losses on plan assets | | **(2.0)** | (1.4) |
| Actual return on plan assets | | **(1.2)** | (0.4) |
| Movement in the assets recognized in the balance sheet: | | | |
| At 1st April | | **1.8** | 2.1 |
| Expenses recognized in the income statement* | | **(1.0)** | (1.3) |
| Contributions paid | | **1.0** | 1.0 |
| At 31st March | | **1.8** | 1.8 |
| The principal actuarial assumptions used for accounting purposes were: | | | |
| Discount rate | | **5.5%** | 7.0% |
| Expected return on plan assets | | **7.0%** | 7.0% |
| Future salary increases | | **5.0%** | 5.0% |

**19 PROVISIONS**

| | Defective goods returns US$ million | Restructuring costs US$ million | Employee compensated leave entitlements US$ million | Total US$ million |
|---|---|---|---|---|
| At 1st April 2002 | 33.0 | 4.6 | 1.5 | 39.1 |
| Effect of changes in exchange rate | — | 0.1 | — | 0.1 |
| Additional provisions | 40.1 | — | 1.3 | 41.4 |
| Unused amounts reversed | (5.8) | (0.3) | — | (6.1) |
| Charged to income statement | 34.3 | (0.3) | 1.3 | 35.3 |
| Utilized during the year | (30.7) | (2.6) | (0.8) | (34.1) |
| **At 31st March 2003** | **36.6** | **1.8** | **2.0** | **40.4** |

**Defective goods returns** The Group undertakes to repair or replace items that fail to perform satisfactorily in accordance with the terms of the sale. A provision is recognized for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns.

**Restructuring costs** Restructuring costs include the costs of terminating employees and other closure costs relating to the cessation or streamlining of business activities arising from the restructuring plan launched in March 2001. Details of the plan have been provided in the annual financial statements for the year ended 31st March 2001.

**20 SHARE CAPITAL, SHARE OPTIONS AND WARRANTS**

**Share capital**

| | 2003 US$ million | 2002 US$ million |
|---|---|---|
| *Authorized* | | |
| Ordinary shares: 400,000,000 (2002 : 400,000,000) of US$0.05 each | **20.0** | 20.0 |

| | Number of shares | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| *Issued and fully paid* | | | |
| Ordinary shares of US$0.05 each: Beginning of year and end of year | **225,527,133** | **11.3** | 11.3 |

**Share options**

**The 1991 Scheme** Pursuant to the share option scheme adopted on 24th September 1991 (the "1991 Scheme"), the directors may, at their discretion, at any time during the ten years from the date of approval of the 1991 Scheme, invite employees of the Company and subsidiaries of the Group, including directors, to take up share options of the Company for incentive purposes.

**20. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS** (continued)

The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company from time to time. The maximum number of shares in respect of which options may be granted under the 1991 Scheme to any one participant (including shares issued and issuable to him under all the options previously granted to him) is limited to 25% of the maximum aggregate number of shares of the Company subject to the 1991 Scheme. The offer of a grant of options may be accepted within 28 days from the date of offer, upon payment of a nominal consideration of HK$1.0 in total by the grantee. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80% of the average of the official closing price of the shares on the London Stock Exchange plc and The Stock Exchange of Hong Kong Limited for the five trading days immediately preceding the relevant offer date and (ii) the nominal value of the shares. The terms of the 1991 Scheme provide that an option may be exercised at any time during the period beginning with the commencement date (being the first anniversary of the date of grant of the option) and ending with the date which is 10 years after the date of grant of the option and in the first 48 months following the commencement date, a grantee may only exercise to the extent of 25% of shares comprised in the options granted to him in any 12 month period. The 1991 Scheme expired on 23rd September 2001. Options granted and not yet exercised under the 1991 Scheme will continue to remain effective.

As at 31st March 2003, all options granted pursuant to the 1991 Scheme have lapsed. The movements in the number of share options under the 1991 Scheme during the year were as follows:

| Date of grant | Exercise price | Exercisable period | Balance in issue at 1st April 2002 | Number of share options granted during the year | Number of share options exercised during the year | Number of share options lapsed/cancelled during the year | Balance in issue at 31st March 2003 |
|---|---|---|---|---|---|---|---|
| 1st May 1998 | US$2.9 | 1st May 1998 to 30th April 2008 | 190,000 | — | — | (190,000) | — |
| 17th December 1999 | US$2.3 | 17th December 1999 to 16th December 2009 | 80,000 | — | — | (80,000) | — |
| | | | 270,000 | — | — | (270,000) | — |

**The 2001 Scheme** Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorized, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company and subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme. On 1st September 2001, Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") was amended whereby if the Company wishes to grant options under the 2001 Scheme on or after 1st September 2001, it must comply with the new requirements set out therein.

Pursuant to the Listing Rules, the Company can issue options so that number of shares that may be issued upon exercise of all options to be granted under all the schemes does not in aggregate exceed 10% of the relevant class of shares in issue from time to time. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular. The Company may also seek separate shareholders' approval for granting options beyond the 10% limit to eligible employees specifically identified by the Company, subject to shareholders' approval and the issue of a circular. The Company can issue options so that shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of shares in issue from time to time. The maximum entitlement for any one eligible employee is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the last grant does not exceed 1% of the relevant class of shares in issue. The Company can grant further options in excess of this limit, subject to shareholders' approval (with that eligible employee and his associates abstaining from voting) and the issue of a circular. The offer of a grant of options may be accepted within 30 days from the date of offer, upon payment of a nominal consideration of HK$1.0 in total by the grantee. The 2001 Scheme has a life of 10 years and will expire on 9th August 2011.

Pursuant to the Listing Rules, the subscription price payable for each share under the 2001 Scheme shall be at least the highest of (i) the closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the daily quotation sheets of The Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date of grant; and (iii) the par value of the shares. The closing price of the Company's shares traded on The Stock Exchange of Hong Kong Limited respectively on 25th February 2002 (being the day immediately before the date on which options were granted or deemed to be granted) was HK$9.7 and on 9th July 2002 (being the day immediately before the date on which options were granted or deemed to be granted) was HK$8.55.

The directors are of the view that value of options granted during the period depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical basis and speculative assumptions. Accordingly, the directors believed that any calculation of the value of options will not be meaningful and may be misleading to shareholders in the circumstances.

**20. SHARE CAPITAL, SHARE OPTIONS AND WARRANTS** (continued)

As at 31st March 2003, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 17,150,000, which represented approximately 7.6% of the issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the year were as follows:

| Date of grant (Note 1) | Exercise price | Exercisable period (Note 2) | Balance in issue at 1st April 2002 | Number of share options granted during the year | Number of share options exercised during the year | Number of share options lapsed/cancelled during the year | Balance in issue at 31st March 2003 |
|---|---|---|---|---|---|---|---|
| 26th February 2002 to 26th March 2002 | HK$10.2 | 26th February 2002 to 25th March 2012 | 18,535,000 | — | — | (3,105,000) | **15,430,000** |
| 10th July 2002 to 8th August 2002 | HK$8.71 | 10th July 2002 to 7th August 2012 | — | 2,125,000 | — | (405,000) | **1,720,000** |
| | | | 18,535,000 | 2,125,000 | — | (3,510,000) | **17,150,000** |

Note 1: Due to the large number of employees participating in the 2001 Scheme, the information can only be shown within a reasonable range in this report. For options granted to employees, the options were granted during the underlying periods for acceptance of the offer of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were granted or deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were granted or deemed to be granted and accepted.

**HomeRelay Plan** Pursuant to the stock option plan adopted by HomeRelay Communications, Inc. ("HomeRelay" formerly known as Unbound Communications, Inc.) in August 2000 (the "HomeRelay Plan"), the directors of HomeRelay may grant options to the employees of HomeRelay up to 10% of HomeRelay's common stock in issue from time to time for incentive purposes. Options for common stock may be incentive stock options or non-statutory stock options. A committee designated by the directors of HomeRelay may fix the terms and vesting of all stock options; however, in no event will the contractual term exceed 10 years. Unless specified otherwise, stock options vest 25% one year from the grant date and the remaining 75% vest in successive equal semi-annual instalments over the succeeding three year period until the stock options are fully vested. The HomeRelay Plan has a life of 10 years and will expire on 29th August 2010.

No stock option may be granted to any employee if it would result in the total amount of stock option to be issued or already issued to him under the HomeRelay Plan exceeding 25% of the maximum aggregate amount of stock subject to the HomeRelay Plan. The exercise price under the HomeRelay Plan will be as follows: (i) incentive stock options — an amount equal to not less than 100% of the Fair Market Value (as defined in the HomeRelay Plan) of the stock at the date of grant; (ii) non-statutory stock options — an amount equal to not less than 85% of the Fair Market Value of the stock at the date of grant; and (iii) incentive stock options to 10% (as defined in the HomeRelay Plan) — an amount equal to not less than 110% of the Fair Market Value of the stock at the date of grant.

As at 31st March 2003, the number of shares issuable under the stock options granted pursuant to the HomeRelay Plan was 705,475, which represented approximately 8.8% of the issued share capital of HomeRelay. The movements in the number of stock options under the HomeRelay Plan during the year were as follows:

| Date of grant (Note 1) | Weighted average exercise price | Exercisable period | Balance in issue at 1st April 2002 | Number of share options granted during the year | Number of share options exercised during the year | Number of share options lapsed/cancelled during the year | Balance in issue at 31st March 2003 |
|---|---|---|---|---|---|---|---|
| 1st September 2000 to 22nd February 2001 | US$1.0 | 1st September 2000 to 21st February 2011 | 705,475 | — | — | — | **705,475** |

Note 1: The stock options were granted to the employees concerned during the said period and the information can only be shown within a reasonable range in this report.

**Warrants** Pursuant to a warrant instrument dated 19th January 2000 issued by the Company to AT&T Corp. ("AT&T") as part of a trademark licence agreement between the Company and AT&T pursuant to which AT&T granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireless telephones and accessories in the United States and Canada, the Company granted AT&T warrants carrying rights to subscribe for 3,000,000 shares in the Company at a subscription price of HK$20.0 per share on or before 18th January 2012.

Pursuant to a Revised AT&T Brand License Agreement dated 24th January 2002, the subscription price of these warrants was revised to HK$8.43 (being the lower of the initial subscription price of HK$20.0 and the average of the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited for the five (5) dealing days immediately preceding 15th July 2002).

No warrants have been exercised since the date of grant.

## 21 RESERVES

| | Note | Group 2003 US$ million | Group 2002 US$ million | Company 2003 US$ million | Company 2002 US$ million |
|---|---|---|---|---|---|
| Share premium | | **74.3** | 74.3 | **74.3** | 74.3 |
| Other properties revaluation reserve | | **6.8** | 6.6 | **—** | — |
| Revenue reserve | | **41.9** | 4.2 | **46.3** | 36.6 |
| Exchange reserve | | **(6.8)** | (6.6) | **(1.2)** | (1.2) |
| Hedging reserve | | **—** | (0.4) | **—** | — |
| | | **116.2** | 78.1 | **119.4** | 109.7 |
| An analysis of movements in reserves is set out below: | | | | | |
| **Share premium** | | | | | |
| Brought forward | | **74.3** | 74.2 | **74.3** | 74.2 |
| Placing of shares | | **—** | 0.1 | **—** | 0.1 |
| Carried forward | | **74.3** | 74.3 | **74.3** | 74.3 |
| **Other properties revaluation reserve** | | | | | |
| Brought forward | | **6.6** | 10.6 | **—** | — |
| Disposal of properties previously revalued | | **(0.3)** | (2.8) | **—** | — |
| Deferred tax reversed upon disposal of a property previously revalued | | **—** | 0.4 | **—** | — |
| Surplus/(deficit) arising on revaluation of other properties | 9 | **0.5** | (1.6) | **—** | — |
| Carried forward | | **6.8** | 6.6 | **—** | — |
| **Revenue reserve** | | | | | |
| Brought forward | | **4.2** | (9.8) | **36.6** | 35.3 |
| Profit attributable to shareholders | | **40.8** | 11.2 | **13.1** | 1.3 |
| Dividends | 7 | **(3.4)** | — | **(3.4)** | — |
| Disposal of properties previously revalued | | **0.3** | 2.8 | **—** | — |
| Carried forward | | **41.9** | 4.2 | **46.3** | 36.6 |
| **Exchange reserve** | | | | | |
| Brought forward | | **(6.6)** | (6.4) | **(1.2)** | (1.2) |
| Exchange translation differences | | **(0.2)** | (0.2) | **—** | — |
| Carried forward | | **(6.8)** | (6.6) | **(1.2)** | (1.2) |
| **Hedging reserve** | | | | | |
| Brought forward | | **(0.4)** | 0.3 | **—** | — |
| Transfer to income statement | 2 | **0.4** | (0.3) | **—** | — |
| Fair value losses arising during the year | | **—** | (0.4) | **—** | — |
| Carried forward | | **—** | (0.4) | **—** | — |

Reserves of the company available for distribution to shareholders amounted to US$46.3 million (2002:US$36.6 million).

**22 FINANCIAL INSTRUMENTS** The Group enters into foreign exchange contracts and interest rate swaps to hedge certain exposures on fluctuations of foreign currency exchange rates and interest rates respectively. The Group does not use derivative financial instruments for speculative purposes.

**Credit risk** Financial assets which potentially subject the Group to credit risk consist principally of cash, short-term deposits and trade receivables. The Group's cash equivalents and short-term deposits are placed with major financial institutions. Trade receivables are presented net of the allowance for doubtful receivables. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit risks are mitigated by the use of insurance plans.

The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

**Foreign exchange risk** The Group enters into foreign exchange contracts in order to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange contracts are matched with anticipated future cash flows in foreign currencies, primarily from sales.

**Interest rate risk** The Group's income and operating cash flows are affected by the change in market interest rates in relation to its interest-bearing loans. The Group uses interest rate swaps as cash flow hedges of future interest payments to convert certain borrowings from floating rates to fixed rates.

**Fair values** The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

**Derivative financial instruments** Forward foreign exchange contracts and interest rate swaps contracts were designated as cash flow hedges and remeasured to fair values.

The net fair values of derivative financial instruments at 31st March designated for cash flow hedges were as follows:

| | Note | 2003 Positive fair value US$ million | 2003 Negative fair value US$ million | 2002 Positive fair value US$ million | 2002 Negative fair value US$ million |
|---|---|---|---|---|---|
| Forward foreign exchange contracts | 15 | — | — | 0.5 | — |
| Interest rate swaps | 16 | — | — | — | (0.9) |
| | | — | — | 0.5 | (0.9) |

**Forward foreign exchange contracts** The net fair value gains at 31st March 2003 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales and purchases will be transferred from the hedging reserve to the consolidated income statement when the forecasted sales and purchases occur, at various dates between 1 month to 6 months from the balance sheet date.

At 31st March 2003, there were no outstanding forward foreign exchange contracts (2002: contract amount of US$22.8 million).

**22 FINANCIAL INSTRUMENTS** *(continued)*

**Interest rate swaps** At 31st March 2003, there were no outstanding interest rate swaps (2002: fixed interest rate relating to interest rate swaps vary from 6.7% to 7.0% and notional principal amounts of US$40.0 million).

**Fair values** The fair value of debtors, bank balances, creditors and accruals and bank overdrafts approximate their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of term loans and obligations under finance leases is estimated using the expected future payments discounted at market interest rates.

* *The weighted average effective interest rate on short term bank deposits was 1.2% (2002: 1.8%) and these deposits have average maturity of 1 day.*

**Currency profile** The currency profile of the Group's financial assets and liabilities, before taking account of hedging transactions, is summarized as follows:

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Financial assets US$ million** | **Financial liabilities US$ million** | Financial assets US$ million | Financial liabilities US$ million |
| Currency: | | | | |
| United States Dollar | **159.5** | **47.2** | 165.6 | 194.5 |
| Euro | **21.1** | **5.3** | 14.9 | 14.7 |
| United Kingdom Sterling | **5.0** | **2.6** | 7.5 | 1.6 |
| Hong Kong Dollar | **3.5** | **23.9** | 2.5 | 28.1 |
| Dutch Guilder | **—** | **—** | 0.1 | 0.1 |
| Chinese Renminbi | **0.7** | **8.3** | 1.5 | 6.9 |
| Swiss Franc | **—** | **—** | 0.1 | 0.2 |
| Others | **3.8** | **5.7** | 0.3 | 4.4 |
| | **193.6** | **93.0** | 192.5 | 250.5 |

**23 COMMITMENTS**

| | **2003 US$ million** | 2002 US$ million |
|---|---|---|
| (i) Capital commitments for property, plant and equipment | | |
| Authorized but not contracted for | **17.0** | 11.8 |
| Contracted but not provided for | **3.2** | 2.4 |
| | **20.2** | 14.2 |
| (ii) Operating lease commitments | | |
| The future aggregate minimum lease payments under non-cancellable operating leases are as follows: | | |
| Land and buildings | | |
| In one year or less | **6.9** | 10.9 |
| Between one and two years | **6.1** | 7.3 |
| Between two and five years | **11.9** | 12.4 |
| In more than five years | **3.5** | 5.9 |
| | **28.4** | 36.5 |

The Group has entered into agreements with an independent

four separate leases which expire in 2003, 2004, 2022 and 2029 respectively. The lease expiring in 2029 has a non-cancellable period of eight years which expires in 2007. At the end of this non-cancellable period, the lease can only be cancelled on six months' notice with a penalty equivalent to three months' rentals. All other buildings have lease terms which can be cancelled upon three to six months' notice with penalties equivalent to three to twelve months' rentals. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

In January 1996, the Group entered into an agreement with an independent third party in the PRC whereby the PRC party will construct in phases and lease to the Group a new production facility in Liaobu, Dongguan. Under a fifty year lease agreement, the Group will rent the first and second phases of the facility for non-cancellable periods of six and eight years after completion respectively. The Group also has an option to purchase each phase of the production facility at any time within four and a half years after the completion of each phase. The first phase became fully operational in April 1998 and the completed production facility of the second phase became operational in October 2001. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

The operating lease commitments in respect of the agreements with the above independent third party in the PRC reflect total commitments over the non-cancellable period of the lease terms.

Under a Brand License Agreement, a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Corp., calculated as a percentage of net sales of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2003 amount to US$90.9 million (2002: US$94.6 million) and the annual payment increases on a sliding scale from US$10.5 million for the year ended 31st March 2004 to US$12.6 million for the year ending 31st March 2010, when the agreement expires. The subsidiary can renew the agreement for two additional five year terms provided certain performance requirement are achieved.

**24 CONTINGENT LIABILITIES** The directors have been advised that certain accusations of infringements of patents, trademarks and tradenames have been lodged against the Company and its subsidiaries. In the opinion of legal counsel, it is too early to evaluate the likelihood of an unfavourable result. The directors are of the opinion that even if the accusations are found to be valid, there will be no material adverse effect on the financial position of the Group.

Certain subsidiaries of the Group are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the directors are of the opinion that even if the claims

## 25 BALANCE SHEET OF THE COMPANY AS AT 31ST MARCH

| | Note | 2003 US$ million | 2002 US$ million |
|---|---|---|---|
| **Non-current assets** | | | |
| Subsidiaries | | 103.3 | 103.3 |
| **Current assets** | | | |
| Amounts due from subsidiaries | (i) | 259.6 | 223.5 |
| Taxation recoverable | | 0.1 | — |
| Cash and cash equivalents | | 0.1 | 0.2 |
| | | 259.8 | 223.7 |
| **Current liabilities** | | | |
| Amounts due to subsidiaries | (i) | (230.7) | (204.1) |
| Creditors and provisions | | (1.7) | (1.8) |
| Taxation payable | | — | (0.1) |
| | | (232.4) | (206.0) |
| **Net assets** | | 130.7 | 121.0 |
| **Capital and reserves** | | | |
| Share capital | 20 | 11.3 | 11.3 |
| Reserves | 21 | 119.4 | 109.7 |
| **Shareholders' funds** | | 130.7 | 121.0 |

(i) The amounts due from / (to) subsidiaries have no fixed terms of repayment. Most of the amounts due are interest free.

**26 PRINCIPAL SUBSIDIARIES** Details of the Company's interests in those subsidiaries which materially affect the results or assets of the Group as at 31st March 2003 are set out below:

| Name of subsidiary | Fully paid issued share capital | Percentage of interest held by the Group | Principal activity |
|---|---|---|---|
| *Incorporated and operating in Hong Kong:* | | | |
| VTech Communications Limited | Ordinary HK$1,000<br>Deferred HK$5,000,000 | *100 | Design, manufacture and sale of electronic equipment |
| VTech Electronics Limited | Ordinary HK$5,000,000 | *100 | Design, manufacture and distribution of electronic products |
| VTech Telecommunications Limited | Ordinary HK$1,000<br>Deferred HK$5,000,000 | *100 | Design, manufacture and distribution of telecommunication products |
| Perseus Investments Limited | Ordinary HK$1,000<br>Deferred HK$1,000 | 100 | Property holding |
| Valentia Investment Limited | Ordinary HK$1,000<br>Deferred HK$1,000 | 100 | Property holding |
| *Incorporated and operating in France:* | | | |
| VTech Electronics Europe S.A. | EURO 3,048,980 | *100 | Sale of electronic products |
| *Incorporated and operating in Germany:* | | | |
| VTech Electronics Europe GmbH | EURO 2,600,000 | *100 | Sale of electronic products |
| *Incorporated and operating in Spain:* | | | |
| VTech Electronics Europe, S.L. (formerly known as VTech Electronics Spain S.L.) | EURO 2,322,200 | *100 | Sale of electronic products |
| *Incorporated and operating in the United States:* | | | |
| VTech Electronics North America L.L.C. | US$22,212,997 | *100 | Sale of electronic products |
| VTech Communications, Inc. | US$300,000 | *100 | Sale of telecommunication products |
| VTech Innovation L.P. | US$110,000,056 | *100 | Sale of telecommunication products |
| *Incorporated and operating in Canada:* | | | |
| VTech Electronics Canada Ltd. | C$1 | *100 | Sale of electronic products |
| VTech Telecommunications Canada Ltd. | Class A C$5,000<br>Class B C$195,000 | *100<br>*100 | Sale of telecommunication products |
| *Incorporated and operating in the Netherlands:* | | | |
| VTech Electronics Europe B.V. | EURO 18,100 | *100 | Sale of electronic products |
| *Incorporated and operating in the United Kingdom:* | | | |
| VTech Electronics Europe plc | GBP 500,000 | *100 | Sale of electronic products |
| *Incorporated in the British Virgin Islands and operating in the People's Republic of China:* | | | |
| Asian Luck Limited | US$1 | *100 | Manufacture of electronic & telecommunication products |

* Indirectly held by subsidiary companies

**27 RELATED PARTY TRANSACTIONS** In the normal course of business and on normal commercial terms, the Group undertakes certain transactions with its associates. None of these transactions was material to the Group's results.

With effect from 1st April 2003, the Group leases premises from a director for HK$250,000 a month, to provide housing for him in accordance with the terms of his employment contract for 2 years. The premises are 50% owned by the director's wife and 50% owned by a trust, the beneficiaries of which are the director and his family members.

# VTech in the Last Five Years

| | Note | Consolidated statement of net assets as at 31st March | | | | |
|---|---|---|---|---|---|---|
| | | 1999 | 2000 | 2001 | 2002 | **2003** |
| | | US$ million | US$ million | US$ million | US$ million | **US$ million** |
| **Non-current assets** | | | | | | |
| Tangible assets | (i) | 100.6 | 165.9 | 95.9 | 58.0 | **48.0** |
| Leasehold land payments | (ii) | 7.1 | 7.1 | 7.0 | 3.1 | **2.7** |
| Negative goodwill | | — | (32.2) | — | — | **—** |
| Other non-current assets | | 5.6 | 6.1 | 4.5 | 4.7 | **4.1** |
| | | 113.3 | 146.9 | 107.4 | 65.8 | **54.8** |
| **Current assets** | | | | | | |
| Stocks | | 91.9 | 256.8 | 187.5 | 94.4 | **84.0** |
| Debtors and prepayments | (iii) | 148.0 | 244.5 | 255.6 | 165.3 | **139.9** |
| Cash and cash equivalents | | 97.3 | 79.6 | 56.2 | 63.3 | **70.4** |
| Other current assets | | 2.2 | 3.1 | 34.0 | 27.5 | **9.5** |
| | | 339.4 | 584.0 | 533.3 | 350.5 | **303.8** |
| **Current liabilities** | (iii), (iv) & (v) | (154.6) | (262.0) | (421.4) | (259.7) | **(227.3)** |
| **Net current assets** | | 184.8 | 322.0 | 111.9 | 90.8 | **76.5** |
| **Total assets less current liabilities** | | 298.1 | 468.9 | 219.3 | 156.6 | **131.3** |
| **Long-term liabilities** | | | | | | |
| Borrowings | | (14.1) | (169.7) | (136.9) | (65.2) | **(2.2)** |
| Deferred tax liabilities | | (1.7) | (1.4) | (1.3) | (1.2) | **(0.8)** |
| | | (15.8) | (171.1) | (138.2) | (66.4) | **(3.0)** |
| Minority interest | | (0.7) | (0.8) | (0.9) | (0.8) | **(0.8)** |
| Net assets/shareholders' funds | | 281.6 | 297.0 | 80.2 | 89.4 | **127.5** |
| (i) Tangible assets have been adjusted in accordance with IAS 40 by the following amounts: | | (8.5) | (6.9) | (6.9) | — | — |
| (ii) Leasehold land payments have been adjusted in accordance with IAS 40 by the following amounts: | | 7.1 | 7.1 | 7.0 | — | — |
| (iii) Debtors and prepayments and current liabilities have been adjusted to include pension assets in accordance with IAS 19 (revised 1998) by the following amounts: | | | | | | |
| Debtors and prepayments | | 1.4 | — | — | — | — |
| Current liabilities | | (0.8) | — | — | — | — |
| (iv) Current liabilities have been adjusted to exclude the final dividend proposed in accordance with IAS 10 (revised 1999) by the following amounts: | | 26.5 | — | — | — | — |
| (v) Current liabilities have been adjusted to reflect the fair value of the derivative financial instruments in accordance with IAS 39: | | — | — | 0.3 | — | — |

| | Note | 1999 US$ million | 2000 US$ million | 2001 US$ million | 2002 US$ million | 2003 US$ million |
|---|---|---|---|---|---|---|
| | | Consolidated income statement for the years ended 31st March | | | | |
| **Revenue** | | 960.6 | 1,045.9 | 1,334.9 | 959.8 | **866.5** |
| **Profit/(loss) from ordinary activities before taxation** | (i), (ii), (iii) & (vi) | 87.9 | 47.4 | (213.1) | 13.9 | **58.3** |
| Taxation | | (5.5) | (2.5) | (1.8) | (2.6) | **(17.4)** |
| **Profit/(loss) from ordinary activities after taxation** | | 82.4 | 44.9 | (214.9) | 11.3 | **40.9** |
| Minority interest | | (0.1) | (0.1) | (0.1) | (0.1) | **(0.1)** |
| **Profit/(loss) attributable to shareholders** | | 82.3 | 44.8 | (215.0) | 11.2 | **40.8** |
| **Earnings/(loss) per share (US cents)** | (iv) & (v) | 38.6 | 21.0 | (96.7) | 5.0 | **18.1** |
| (i) Depreciation on moulds for new products that ultimately go into production for the years ended 31st March 1998 to 31st March 1999 has now been reclassified and included within cost of sales instead of within research and development expenses by the following amounts: | | 7.5 | 7.8 | — | — | — |
| (ii) Administrative and other operating expenses have been adjusted for the effect of IAS 19 (revised 1998) by the following amounts: | | 0.6 | — | — | — | — |
| (iii) Administrative and other operating expenses have been adjusted for the effect of IAS 40 by the following amounts: | | (0.4) | (0.2) | — | — | — |

(iv) The earnings per share for the year ended 31st March 1999 has been adjusted for the scrip dividend issued on 8th February 2000.

(v) The earnings per share for the year ended 31st March 1999 has been adjusted for the effect of IAS 19 (revised 1998) and IAS 40 on administrative and other operating expenses set out in (ii) & (iii) above.

(vi) Loss from ordinary activities before taxation for the year ended 31st March 2001 included US$110.4 million of restructuring and impairment charges in respective of the Group's restructuring plan launched in March 2001. Details of the plan has been provided in the Annual Report 2001.

# Corporate Information

**BOARD OF DIRECTORS**

**Executive Directors**

Allan WONG Chi Yun
Chairman

Albert LEE Wai Kuen
Deputy Chairman

Paddy LAW Wai Leung
Group Chief Executive Officer

**Independent Non-executive Directors**

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

**BOARD OF MANAGEMENT**

Paddy LAW Wai Leung
Edwin YING Lin Kwan
Andy LEUNG Hon Kwong
James C. KRALIK
Kent WONG Wah Shun

**AUDIT COMMITTEE**

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun

**COMPANY SECRETARY**

CHANG Yu Wai

**REGISTERED OFFICE**

Clarendon House
Church Street
Hamilton HM11
Bermuda

**PRINCIPAL OFFICE**

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

**PRINCIPAL BANKERS**

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

**AUDITORS**

KPMG
Certified Public Accountants
Hong Kong

**PRINCIPAL REGISTRARS**

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

**UK BRANCH REGISTRARS**

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU
DX91750
Beckenham West
United Kingdom

**HONG KONG BRANCH REGISTRARS**

Computershare Hong Kong Investor Services Limited
Shops 1712–16
17th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

**ADR DEPOSITARY**

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
USA

# VTech Group of Companies

**HEAD OFFICE**
VTech Holdings Limited
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong
Tel : (852) 2680 1000
Fax : (852) 2680 1300

**REGIONAL OFFICES**

**Canada**
VTech Telecommunications Canada Ltd.
Suite 200, 7671 Alderbridge Way
Richmond, BC, V6X 1Z9
Tel : (1) 604 273 5131
Fax : (1) 604 273 1425

VTech Electronics Canada Ltd.
Suite 200, 7671 Alderbridge Way
Richmond, BC, V6X 1Z9
Tel : (1) 604 273 5131
Fax : (1) 604 273 1425

**France**
VTech Electronics Europe S.A.
2, rue du Chateau d'Eau
Boite Postale 55
78362 Montesson Cedex
Tel : (33) 01 30 09 88 00
Fax : (33) 01 30 09 87 82

**Germany**
VTech Electronics Europe GmbH
Martinstrasse 5
70794 Filderstadt
Tel : (49) 711 709 740
Fax : (49) 711 709 7449

**Japan**
VTech Electronics (Japan) Inc.
Villa Heights Akasaka Shin-Sakamachi
8-7-10-107 Akasaka Minato-Ku
Tokyo 107-0052
Tel : (81) 3 3479 4523
Fax : (81) 3 3479 4533

VTech Communications Japan
Kabushiki Kaisha
Okumura Building
3-14, Kanda Ogawamachi
Chiyoda-ku, Tokyo
Tel : (81) 80 5057 6632
Fax : (852) 2667 7175

**Netherlands**
VTech Electronics Europe B.V.
Copernicusstraat 7
6003 de Weert
Industrial Estate Kampershoek
Tel : (31) 495 459110
Fax : (31) 495 459114

**Spain**
VTech Electronics Europe, S.L.
Avda. Arag n, 336-Oficina 1
Poligono Las Mercedes
28022 Madrid
Tel : (34) 91 312 0770
Fax : (34) 91 747 0638

**UK**
VTech Communications Limited
Unit 9, Manor Court Yard
Hughenden Avenue
High Wycombe
Buckinghamshire
HP13 5RE
Tel : (44) 1494 522 500
Fax : (44) 1494 522 001

VTech Electronics Europe plc
Napier Court
Abingdon Science Park
Abingdon, Oxon, OX14 3YT
Tel : (44) 1235 555545
Fax : (44) 1235 546805

**USA**
VTech Electronics North America, L.L.C.
2350 Ravine Way
Suite 100, Glenview
Illinois 60025-7625
Tel : (1) 847 400 3600
Fax : (1) 847 400 3601

VTech Communications, Inc.
9590 S.W. Gemini Drive
Suite 120, Beaverton
OR 97008
Tel : (1) 503 596 1200
Fax : (1) 503 644 9887

VTech (OEM), Inc.
12280 Saratoga-Sunnyvale Road
Suite 106, Saratoga
CA 95070-3065
Tel : (1) 408 252 8550
Fax : (1) 408 252 8555

VTech Telecom, L.L.C.
545 Concord Avenue, Suite 12
Cambridge, MA 02138-1170
Tel : (1) 617 576 3300
Fax : (1) 617 576 7753

A Chinese translation of the annual report may be obtained on request from Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
本年報備有中文譯本，請向位於香港皇后大道東183號合和中心17樓1712-1716室香港中央證券登記有限公司索取

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION



For shareholders of the Company whose shares in the Company are registered on the UK branch register, if you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other independent professional adviser authorised under the UK Financial Services Act 1986 immediately.

For shareholders of the Company whose shares in the Company are registered on the Hong Kong branch register, if you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser immediately.

**If you have sold or transferred** all your shares in VTech Holdings Limited, you should at once hand this document, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



vtech

# VTech Holdings Limited

*(Incorporated in Bermuda with limited liability)*

# GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A letter from the Chairman of VTech Holdings Limited is set out on pages 3 to 8 (inclusive) of this document. A notice convening the annual general meeting of VTech Holdings Limited to be held at Jade Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong at 3:30 p.m. (Hong Kong time) on 6th August 2003 is set out on pages 9 to 11 (inclusive) of this document.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting if you so wish.

4th July 2003

*In this document, the following expressions have the following meanings unless the context otherwise requires:*

| | |
|---|---|
| "2001 Share Option Scheme" | the share option scheme adopted by the Company on 10th August 2001 |
| "AGM" | the annual general meeting of the Company convened to be held on Wednesday, 6th August 2003 at 3:30 p.m. (Hong Kong time) |
| "AGM Notice" | notice of the AGM, which is set out on pages 9 to 11 (inclusive) of this document |
| "Board" | the board of Directors from time to time |
| "Companies Act" | the UK Companies Act 1985 (as amended) |
| "Company" | VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority |
| "Directors" | the directors, including the independent non-executive directors, of the Company from time to time |
| "Group" | the Company and its subsidiaries from time to time |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Hong Kong branch register" | the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Hong Kong Stock Exchange Listing Rules" | the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange |
| "Latest Practicable Date" | 4th July 2003, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information included herein |
| "London Stock Exchange" | London Stock Exchange plc |
| "Share(s)" | ordinary share(s) of US$0.05 each in the share capital of the Company |
| "Shareholders" | holders of Shares |

| | |
|---|---|
| "UK" | United Kingdom of England, Wales, Scotland and Northern Ireland |
| "UK branch register" | the register of members held in the UK by Capita IRG Plc of Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom |
| "UK Listing Rules" | the rules and regulations made by the UK Listing Authority under Part IV of the Financial Services Act 1986 as amended from time to time |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "US$" | United States dollars, the lawful currency of the United States of America |



# VTech Holdings Limited

*(Incorporated in Bermuda with limited liability)*

*Directors:*
Allan WONG Chi Yun *(Chairman)*
Albert LEE Wai Kuen *(Deputy Chairman)*
Paddy LAW Wai Leung *(Group Chief Executive Officer)*
Raymond CH'IEN Kuo Fung*
William FUNG Kwok Lun*
Michael TIEN Puk Sun*
Patrick WANG Shui Chung*

* *Independent Non-executive Director*

*Registered Office:*
Clarendon House
Church Street
Hamilton HM 11
Bermuda

*Principal Office in Hong Kong:*
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

4th July 2003

*To the shareholders and for information only,*
*the holders of warrants*
*of VTech Holdings Limited*

Dear Sir or Madam,

## GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES, AND NOTICE OF ANNUAL GENERAL MEETING

### INTRODUCTION

At the AGM, notice of which is set out on pages 9 to 11 (inclusive) of this document, resolutions will be proposed to approve the following:

(i) the grant to the Directors of a general mandate to repurchase fully paid-up Shares;

(ii) the grant to the Directors of a general mandate to allot, issue and otherwise deal with Shares representing up to 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution; and

(iii) the grant to the Directors of a general authority to allot, issue and otherwise deal with Shares of the aggregate nominal amount of the Shares repurchased under the repurchase mandate.

The purpose of this document is to explain the proposed resolutions.

## GENERAL MANDATE TO REPURCHASE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 9th August 2002 to exercise the powers of the Company to repurchase Shares will expire at the AGM.

At the AGM, Resolution 6, as set out in the AGM Notice, will be proposed as an ordinary resolution pursuant to which the Directors will be granted a general and unconditional mandate to exercise all the powers of the Company to repurchase issued Shares subject to the criteria set out in the resolution. The authority relates only to repurchases made on the Hong Kong Stock Exchange and the London Stock Exchange and otherwise in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules. The general mandate covers repurchases made or agreed to be made only during the period ending on the date of the annual general meeting of the Company next following the AGM, or fifteen months from the date of the AGM, or until the authority given under Resolution 6 is renewed, revoked, or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first. In accordance with the Hong Kong Stock Exchange Listing Rules, the Company is required to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of a mandate to exercise the powers of the Company to purchase its own Shares. This document sets out below such information, in relation to the mandate to repurchase Shares, as is required to be provided in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules.

### Share Capital and Maximum Number of Shares that may be Repurchased

The maximum number of Shares that may be repurchased on the Hong Kong Stock Exchange or on another stock exchange pursuant to the mandate will be such number of Shares as represents 10% of the share capital of the Company in issue on the date of the AGM. As at the Latest Practicable Date, there were in issue an aggregate of 225,527,133 Shares. Subject to the passing of the relevant resolution approving the mandate to repurchase Shares and on the basis that no Shares are issued or repurchased prior to the AGM, the Company would be permitted under the repurchase mandate to repurchase a maximum of 22,552,713 Shares. The mandate relates only to repurchases of Shares which are fully paid up.

As at the Latest Practicable Date, the total number of options and warrants to subscribe for Shares that are outstanding is 20,130,000 being equivalent to approximately 8.93% of the total issued share capital of the Company as at that date. If the repurchase of Shares under the currently existing mandate was carried out in full prior to the AGM and the repurchase of Shares under the new mandate to be passed at the meeting was also carried out in full following the AGM, the percentage of the total number of options and warrants to the total issued share capital would increase to approximately 11.16%.

### Reasons for Repurchases

While it is not possible to anticipate any specific circumstances in which the Directors might think it appropriate to repurchase Shares, the Directors believe that an authority to do so would give the Company additional flexibility that would be beneficial. The Directors have no current intention to repurchase any Shares.

In reaching a decision as to whether to make any such repurchase, the Directors will take account of market conditions and the Company's funding arrangements at the time and whether or not such repurchase would lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share. Shareholders can be assured that the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on favourable terms after obtaining all necessary consents which may be required under loan or finance documentation.

On the basis of the consolidated financial position of the Company as at 31st March 2003, (being the date to which the latest published audited consolidated accounts of the Company have been made up) and in particular the working capital position of the Company at that time and the number of Shares to which the repurchase mandate relates, the Directors consider that it is likely that there would be a material adverse impact on the working capital position and the gearing position of the Company in the event that the repurchase mandate were to be exercised in full during the repurchase period. No repurchases would be made where such repurchases would have a material adverse impact on the working capital position of the Company unless the Directors consider that such repurchases were in the best interests of the Company.

### Price to be Paid for Repurchases

Under the UK Listing Rules, the maximum price which may be paid for each of the Shares to be repurchased is 5% above the middle market quotation of those Shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately prior to the repurchase. The minimum price that will be paid for each of the Shares is US$0.05, being the nominal value of the Shares.

### Funding of Repurchases

The Company is empowered by its memorandum of association and bye-laws to repurchase its Shares. Purchases of Shares must be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and bye-laws and the laws of Bermuda and will be funded by the resources of the Company. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares or the funds of the Company that would otherwise be available for dividend or distribution of the proceeds of a fresh issue of Shares made for the purpose. The amount of premium payable on repurchase may only be paid out of the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the Shares are repurchased. Should the Directors consider it desirable, they would be able to finance the repurchase out of funds borrowed against any of the above-mentioned accounts.

### Hong Kong Stock Exchange Listing Rules

The reporting requirements contained in the Hong Kong Stock Exchange Listing Rules specify that, *inter alia*, a listed company shall report all repurchases of its securities to the Hong Kong Stock Exchange by not later than 9:00 a.m. (Hong Kong time) on the business day following the date of repurchase of any securities and shall include in its annual report a monthly breakdown of repurchases of securities.

### UK Listing Rules

The UK Listing Rules require the Company to notify the Company Announcements Office of the London Stock Exchange of any repurchases made by the Company no later than 7:30 a.m. (London time) on the business day following the day on which the repurchase took place.

Directors' Undertaking

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules and all applicable Bermuda laws and in accordance with the regulations set out in the memorandum of association and bye-laws of the Company.

Directors and Connected Persons

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates (as defined in the Hong Kong Stock Exchange Listing Rules) of any of the Directors, have any present intention, in the event that the grant to the Directors of the repurchase mandate is approved by the shareholders, of selling Shares to the Company.

No persons who are connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to sell any of the Shares held by them to the Company in the event that the Company is authorised to make repurchases of Shares.

Hong Kong Code on Takeovers and Mergers

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code") and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for the securities of the Company under Rule 26 of the Code.

As at the Latest Practicable Date, the total issued share capital of the Company was 225,527,133 Shares and Mr. Allan WONG Chi Yun ("Mr. WONG") and his associates, the controlling shareholders of the Company, held an aggregate of 92,976,666 Shares representing approximately 41.23% interest in the Company. If the repurchase of Shares under the mandate was carried out in full, the shareholding percentage of Mr. WONG and his associates would increase to approximately 45.81% and would then be obligated to make a mandatory offer for the securities of the Company under Rule 26 of the Code. However, the Directors do not propose to exercise the general mandate to repurchase shares to such extent as would, in the circumstances, cause Mr. WONG and his associates to become obligated to make a mandatory offer under Rule 26 of the Code.

### Share Prices and Share Repurchase Records

During each of the 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Hong Kong Stock Exchange were as follows:

| | Per Share | |
|---|---|---|
| | Highest | Lowest |
| | *HK$* | *HK$* |
| **2002** | | |
| July | 9.400 | 6.400 |
| August | 8.250 | 6.500 |
| September | 8.100 | 6.650 |
| October | 7.000 | 5.600 |
| November | 8.050 | 6.050 |
| December | 7.100 | 5.750 |
| **2003** | | |
| January | 6.800 | 5.650 |
| February | 5.850 | 5.100 |
| March | 5.350 | 4.000 |
| April | 4.625 | 4.025 |
| May | 5.850 | 4.500 |
| June | 6.900 | 5.400 |

During each of the six months preceding the Latest Practicable Date, no Shares were repurchased by the Company.

### Status of Repurchased Shares

Under Bermuda law, any Shares repurchased by the Company will be treated as cancelled and the issued share capital of the Company, but not the aggregate amount of its authorised share capital, will be reduced accordingly.

## GENERAL MANDATE TO ISSUE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 9th August 2002 to exercise the powers of the Company to allot, issue and deal with Shares will expire at the AGM.

Resolution 7 as set out in the AGM Notice will be proposed as an ordinary resolution to renew a general and unconditional mandate to authorise the Directors to allot, issue and deal with further new Shares representing up to 20% of the aggregate nominal amount of the share capital of the Company in issue at the date the resolution is passed. As at the Latest Practicable Date, there were in issue an aggregate of 225,527,133 Shares. On the basis that no Shares are issued or repurchased prior to the AGM, the Company would be allowed to allot, issue and deal with a maximum of 45,105,426 further new Shares. In addition, if Resolution 7 is passed, authorising the repurchase of Shares by the Company, Resolution 8 set out in the AGM Notice will be proposed as an ordinary resolution to extend the authority of the Directors to allot, issue and deal with Shares to include an additional number of Shares equal to the number of Shares repurchased under the repurchase mandate.

The authority of the Directors to allot and issue Shares pursuant to Resolutions 7 and 8 shall expire on the earlier of the conclusion of the annual general meeting of the Company to be held in 2004, fifteen months after the date of the AGM, the date of renewal of such authority prior to such time or the date on which such authority is revoked or varied by ordinary resolution of the Shareholders in general meeting. The Directors confirm that there are no pre-emption rights attaching to the Shares and that they have no present intention of allotting, issuing and dealing with Shares pursuant to the authority that would be vested in them pursuant to Resolutions 7 and 8 set out in the AGM Notice.

## RECOMMENDATION

The Directors consider that the general mandate to repurchase Shares and the general mandate to allot, issue and deal with Shares are each in the best interests of the Company and its shareholders as a whole. The Directors recommend that the shareholders of the Company vote in favour of these resolutions at the AGM. Those Directors who are also shareholders of the Company intend to vote in favour of the resolutions.

## NOTICE OF ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 9 to 11 (inclusive) of this document.

A form of proxy is enclosed with this document for use at the AGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed form of proxy to 23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, New Territories, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion of a form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

Yours faithfully
Allan WONG Chi Yun
*Chairman*

vtech

# VTech Holdings Limited

*(Incorporated in Bermuda with limited liability)*

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at 3:30 p.m. (Hong Kong time) on Wednesday, 6th August 2003 at Jade Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong in order to consider the following business:

## ORDINARY BUSINESS

1. "THAT the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st March 2003 be received."

2. "THAT a final dividend for the year ended 31st March 2003 be declared."

3. "THAT the retiring director(s) pursuant to bye-law 112 of the bye-laws of the Company (the "Bye-laws") be re-elected."

4. "THAT the remuneration of the directors of the Company be determined."

5. "THAT KPMG, the retiring auditors who were appointed by the board of directors of the Company (the "Directors") in February 2003 to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers, being eligible and offering themselves for re-appointment, be re-appointed as the auditors of the Company to hold office until the conclusion of the next annual general meeting and that their remuneration be determined by the Directors."

## SPECIAL BUSINESS

Resolutions 6 to 8 will be proposed as ordinary resolutions of the Company:

6. "THAT:

   (a) subject to the provisions of paragraphs (b) to (d) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on the London Stock Exchange plc (the "London Stock Exchange") and/or The Stock Exchange of Hong Kong Limited or on any other stock exchange on which the shares of the Company may be listed subject to and in accordance with all applicable laws and the provisions of, in the manner specified in, the Listing Rules of the Financial Services Authority in the United Kingdom, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Code on Share Repurchases be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed;

(c) the maximum price that may be paid for each of the shares to be repurchased by the Company pursuant to the approval in paragraph (a) above is 5% above the middle market quotation of those shares as derived from the London Stock Exchange's Daily Official List for the five dealing days immediately prior to the date of repurchase of such shares and the minimum price that may be paid for each of the shares is US$0.05 being the nominal value of the shares; and

(d) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2004, or (ii) the date falling fifteen months from the date of the annual general meeting convened by the notice of which this resolution forms part or such shorter period within which the next annual general meeting of the Company is required by any applicable laws or the Company's Bye-laws to be held, or (iii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

7. "THAT:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and as enlarged by the allotment and issue of shares following the exercise of options pursuant to the 2001 Share Option Scheme and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2004, or (ii) fifteen months from the date of the annual general meeting convened by the notice of which this resolution forms part or such shorter period within which the next annual general meeting of the Company is required by any applicable laws or its Bye-laws to be held or (iii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, this authority shall allow the Company before the expiry of this authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if the authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; or

(iii) any share option scheme of the Company; and

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

8. "THAT conditional on the passing of Resolution 7 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 7 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By Order of the Board
**CHANG Yu Wai**
*Company Secretary*

Hong Kong, 27th June 2003

**Notes:**

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not also be a member of the Company. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at 23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong, not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude a member from attending and voting in person if the member so wish.

2. The Registers of Members of the Company will be closed from 30th July 2003 to 6th August 2003, both days inclusive, to ascertain shareholder's rights for the purpose of attending and voting at the said annual general meeting. During which period, no transfer of shares will be registered.

本公司股東所持本公司之股份乃登記於英國分冊：　閣下如對本文件任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他依據 UK Financial Services Act 1986（一九八六年英國金融服務法）獲授權之獨立專業顧問。

本公司股東所持本公司之股份乃登記於香港分冊：　閣下如對本文件任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或轉讓**名下全部之 VTech Holdings Limited 股份，應立即將本文件連同隨附之代表委任表格交予買方或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

---

vtech

# VTech Holdings Limited
# 偉易達集團

（於百慕達註冊成立之有限公司）

## 購回股份及發行股份之一般授權
## 及
## 股東週年大會通告

---

VTech Holdings Limited 的主席函件已載列於本文件第3頁至第8頁內（包括首尾兩頁）。VTech Holdings Limited 的股東週年大會將於二零零三年八月六日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓翡翠廳舉行，股東週年大會通告載於本文件第9頁至第11頁（包括首尾兩頁）。

無論　閣下能否出席該股東週年大會，務請盡早將隨附之代表委任表格按其上印列之指示填妥交回，惟無論如何須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零三年七月四日

# 目 錄

於本文件中，除文義另有所指外，下列詞語具備以下涵義：

| | | |
|---|---|---|
| 「二零零一年購股權計劃」 | 指 | 本公司於二零零一年八月十日採納的購股權計劃 |
| 「股東週年大會」 | 指 | 本公司將於二零零三年八月六日(星期三)香港時間下午三時三十分舉行的股東週年大會 |
| 「股東週年大會通告」 | 指 | 載於本文件第9頁至第11頁(包括首尾兩頁)的股東週年大會通告 |
| 「董事會」 | 指 | 當其時之董事會 |
| 「公司法」 | 指 | 一九八五年英國公司法(經修訂) |
| 「本公司」 | 指 | VTech Holdings Limited，一間根據百慕達一九八一年公司法在百慕達註冊成立的獲豁免公司，其股份於香港聯交所主板及英國上市管理局之股份市場報價表上市 |
| 「董事」 | 指 | 本公司當其時之董事，包括獨立非執行董事 |
| 「本集團」 | 指 | 本公司及當其時之附屬公司 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「香港分冊」 | 指 | 由香港中央證券登記有限公司(地址為：香港皇后大道東183號合和中心17樓1712－1716室)於香港存置的股東名冊 |
| 「香港聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「香港聯交所上市規則」 | 指 | 香港聯交所證券上市規則 |
| 「最後實際可行日期」 | 指 | 二零零三年七月四日，即刊印本文件之前之最後實際可行日期，以核實本文件內之若干資料 |
| 「倫敦交易所」 | 指 | London Stock Exchange plc |
| 「股份」 | 指 | 本公司股本中每股面值0.05美元的普通股 |
| 「股東」 | 指 | 股份持有人 |

| | | |
|---|---|---|
| 「英國」 | 指 | 英格蘭、威爾斯、蘇格蘭及北愛爾蘭聯合王國 |
| 「英國分冊」 | 指 | 由 Capita IRG Plc(地址為:Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom) 於英國存置的股東名冊 |
| 「英國上市規則」 | 指 | 英國上市管理局根據一九八六年金融服務法(經不時之修訂)第四部所作的規則及條例 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「美元」 | 指 | 美利堅合眾國法定貨幣美元 |

vtech

# VTech Holdings Limited
# 偉易達集團

(於百慕達註冊成立之有限公司)

董事：
黃子欣(主席)
李偉權(副主席)
羅偉良(集團行政總裁)
錢果豐*
馮國綸*
田北辰*
汪穗中*

* 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界大埔
汀角路57號
太平工業中心
第一期23樓

敬啟者：

## 購回股份及發行股份之一般授權
## 及
## 股東週年大會通告

### 緒言

股東週年大會上將會提呈決議案，以批准下列事項，有關通告載於本文件第9頁至第11頁(包括首尾兩頁)內：

(i) 授予董事購回繳足股份之一般授權；

(ii) 授予董事配發、發行及處理最多達本公司於決議案當日已發行股本總面值20%之股份之一般授權；及

(iii) 授予董事配發、發行及處理根據購回股份授權而購回之股份總面值之股份之一般權力。

本文件旨在闡釋將要提呈之決議案。

**購回股份之一般授權**

本公司於二零零二年八月九日舉行之股東週年大會上授予董事行使本公司之權力以購回股份之一般授權，將於即將舉行之股東週年大會時到期屆滿。

於股東週年大會上，股東週年大會通告所載決議案6將予提呈為一項普通決議案，授予董事一般無條件授權，行使本公司之一切權力，在該決議案所載條件之規限下，購回本公司之已發行股份。該項授權只涉及在香港聯交所及倫敦交易所作出及按照香港聯交所上市規則及英國上市規則所作出之購回。一般授權只包括直至股東週年大會後本公司之下屆股東週年大會結束時，或股東週年大會舉行日十五個月後，或根據決議案6之授權獲本公司之股東於股東大會上以普通決議案延續、撤銷或修訂(以其中較早者為準)期間前已作出或已同意作出之購回。根據香港聯交所上市規則，本公司須送呈一份載有合理所需資料之解釋文件予股東，以確保股東在知情的情況下，決定投票贊成或反對有關授予一般授權行使本公司之權力以購回本公司股份之決議案。本文件按香港聯交所上市規則及英國上市規則之規定，於下文載列有關購回股份之一般授權之資料。

**股本及最高可購回之股份數目**

依據該項授權，公司可於香港聯交所或其他交易所購回之股份數目最多為於股東週年大會當日已發行股份數目之10%。於最後實際可行日期，已發行股份總數為225,527,133股。按購回股份之一般授權之決議案獲得通過及於股東週年大會前再無任何股份發行或股份購回之基礎上，本公司將可根據購回授權，購回最多達22,552,713股股份。購回股份之一般授權只適用於已繳足之股份。

於最後實際可行日期，可認購股份但尚未行使之購股權及認股權證總數為20,130,000份，約佔本公司於當日全部已發行股本8.93%。若根據現行之授權於股東週年大會前全面進行購回股份，加上新購回股份之一般授權於股東週年大會通過並於其後根據是項授權全面進行購回股份，有關可認購股份之購股權及認股權證之總數佔已發行股份總數之百份比約增至11.16%。

**購回股份之理由**

雖然，要預計董事認為適宜購回股份的特定情況並不可行，然而董事相信獲得購回股份之權力將令本公司因靈活性增加而受惠。董事目前無意購回任何股份。

在決定進行購回與否時，董事將考慮當時之市場情況及本公司之資金安排，及有關購回會否提高本公司之每股資產淨值及／或其每股盈利。董事向股東保證，僅會在其認為符合本

公司之最佳利益，及在其認為在獲得貸款或融資文據規定之一切所需同意後，可以有利之條款購回股份時，方會進行購回。

以本公司於二零零三年三月三十一日（本公司最近期公佈之已審核綜合賬目之編製日期）之綜合財務狀況觀之，尤其以本公司於當時之營運資金狀況及購回授權涉及之股份數目計算，董事認為若於可進行購回期間全面進行購回，本公司之營運資金狀況及資本負債水平可能會受到重大不利影響。除非董事認為進行購回符合本公司之最佳利益，否則不會在對本公司之營運資金狀況造成重大不利影響之情況下進行購回。

**購回股份之價格**

根據英國上市規則，於回購股份時，可用作支付每股股份之最高價格為倫敦交易所之Daily Official List（每日股份市場報價表），於購回該等股份前緊接之五個交易日股份之中位市場報價加5%，而可用作支付每股股份之最低價格為0.05美元，即每股股份之面值。

**購回股份之資金來源**

本公司之公司組織章程大綱及公司細則賦予本公司購回本身股份之權力。購買股份必須運用根據本公司之公司組織章程大綱及細則及百慕達法例可供合法作此用途之資金，並將會從本公司資源中撥付。百慕達法例規定僅可運用有關股份之已繳交資本或可供分派作股息之資金，或就此發行新股所得之款項作為繳付購回股份之資金。購回時支付之溢價僅可從購回股份前可供分派或用作股息之資金，或自本公司之股份溢價賬中支付。若董事認為適當，可運用上述任何賬項借貸之資金支付購回所需之款項。

**香港聯交所上市規則**

香港聯交所上市規則的申報規定指明，（其中包括）上市公司必須最遲在購回任何其證券之日以後第一個營業日香港時間上午九時前，向香港聯交所滙報購回證券事項，並須在其年報中包括購回證券之每月分析。

**英國上市規則**

英國上市規則規定，本公司必須於購買日後第一個營業日倫敦時間上午七時三十分前，將本公司進行之任何股份購回通知倫敦交易所 Company Announcements Office（公司公佈辦公室）。

## 董事承諾

董事已向香港聯交所承諾，彼等將遵照香港聯交所上市規則、英國上市規則及百慕達所有適用之法例，並遵照本公司之公司組織章程大綱及公司細則所載之規定及依據提呈之決議案行使本公司之權力以進行購回股份。

## 董事及關連人士

董事或（就董事作出一切合理查詢後所知及確信）其任何聯繫人士（定義見香港聯交所上市規則）目前概無意於董事之購回授權獲股東批准之情況下，出售股份予本公司。

本公司之任何關連人士概無知會本公司彼等現時有意在本公司獲授權購回股份之時出售股份予本公司，亦無承諾不會出售彼等持有之股份予本公司。

## 香港公司收購及合併守則

倘購回股份導致某一股東於本公司有投票權股本之權益比例增加，則就香港公司收購及合併守則（「守則」）而言，該項增加將被列作收購論，如該項增加導致控制權有所改變，則在若干情況下，必須根據守則第26條規則提出強制性收購本公司證券之建議。

於最後實際可行日期，本公司已發行股份之總額為225,527,133股，而本公司控權股東黃子欣先生（「黃先生」）及其聯繫人士共持有本公司92,976,666股股份，約佔本公司股本權益之41.23%。若根據授權全面進行購回股份，黃先生及其聯繫人士之持股比例約增加至45.81%，而須根據守則第26條提出強制性收購建議。然而，董事不擬行使購回股份授權而致使黃先生及其聯繫人士須根據守則第26條之規定提出強制性收購建議。

**股份價格及購回股份之記錄**

於最後實際可行日期前十二個月之每個月內，股份於香港聯交所之最高及最低買賣價如下：

| | 每股股份 | |
|---|---|---|
| | **最高** | **最低** |
| | 港元 | 港元 |
| **二零零二年** | | |
| 七月 | 9.400 | 6.400 |
| 八月 | 8.250 | 6.500 |
| 九月 | 8.100 | 6.650 |
| 十月 | 7.000 | 5.600 |
| 十一月 | 8.050 | 6.050 |
| 十二月 | 7.100 | 5.750 |
| **二零零三年** | | |
| 一月 | 6.800 | 5.650 |
| 二月 | 5.850 | 5.100 |
| 三月 | 5.350 | 4.000 |
| 四月 | 4.625 | 4.025 |
| 五月 | 5.850 | 4.500 |
| 六月 | 6.900 | 5.400 |

於最後實際可行日期前六個月之每個月內，本公司概無購回任何股份。

**購回股份之地位**

根據百慕達法例，本公司購回之股份將視作註銷論，而本公司之已發行股份亦相對減少，但不影響法定股本之總額。

## 發行股份之一般授權

本公司於二零零二年八月九日舉行之股東週年大會上授予董事行使本公司之權力以配發、發行及處理股份之一般授權，將於股東週年大會時到期屆滿。

股東週年大會通告所載決議案7將予提呈為一項普通決議案，重新授予董事一般無條件授權，配發、發行及處理最多達通過該決議案日，本公司已發行股本總面額20%之額外新股份。於最後實際可行日期，本公司已發行股份總數為225,527,133股。倘於股東週年大會前並無發行或購回任何股份，則本公司可配發、發行及處理之股份最多為45,105,426股額外新股份。此外，若授權本公司購回股份之決議案7獲通過，股東週年大會通告所載決議案8將予提呈為普通決議案以擴大董事配發、發行及處理股份之授權，以包括根據購回股份授權而購回之股份數目之額外股份。

董事根據決議案7及8所獲配發及發行股份之授權將於本公司二零零四年股東週年大會結束時，或於股東週年大會舉行日十五個月後屆滿，或本公司之股東已於股東大會上通過普通決議案撤銷或修訂該項授權(以較早者為準)。董事確定股份並無附帶任何股東優先購買權，而董事現無意根據股東週年大會通告所載決議案7及8所授予之權力配發、發行及處理股份。

**推薦建議**

董事認為購回股份之一般授權、配發、發行及處理股份之一般授權均符合本公司及股東之最佳整體利益。董事推薦本公司股東投票贊成股東週年大會上提呈之決議案。身兼本公司股東之董事，擬投票贊成上述之決議案。

**股東週年大會通告**

股東週年大會通告載於本文件第9頁至第11頁內(包括首尾兩頁)。

股東週年大會適用之代表委任表格隨附於本文件。不論　閣下會否出席是次大會，本公司謹要求　閣下最遲於大會指定舉行時間前48小時填妥隨附之代表委任表格，並交回香港新界汀角路57號太平工業中心第一期23樓。填妥及交回代表委任表格，股東仍可親身出席大會並在會上投票。

此致

VTech Holdings Limited 列位股東　台照
及 VTech Holdings Limited 認股權證之持有人　參照

主席
黃子欣
謹啟

二零零三年七月四日

# vtech
# VTech Holdings Limited
# 偉易達集團
（於百慕達註冊成立之有限公司）

**茲通告** VTech Holdings Limited（「本公司」）謹訂於二零零三年八月六日（星期三）香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓翡翠廳舉行股東週年大會，以考慮下列事項：

## 普通事項

1. 「**動議**省覽截至二零零三年三月三十一日止年度之經審核之財務報表及董事會及核數師報告書。」

2. 「**動議**宣告派發截止二零零三年三月三十一日止之末期股息。」

3. 「**動議**按照本公司細則（「細則」）第112條重選退任之董事。」

4. 「**動議**釐定本公司董事之酬金。」

5. 「**動議**續聘畢馬威會計師事務所為本公司之核數師，直至下屆股東週年大會結束為止，並授權本公司董事會（「董事會」）釐訂其酬金。畢馬威會計師事務所於二零零三年二月被董事會委任為本公司核數師以填補由於羅兵咸永道會計師事務所辭任本公司核數師之空缺。」

## 特別事項

決議案6至8提呈為本公司之普通決議案：

6. 「**動議**：

(a) 根據下文(b)至(d)段之條文，一般無條件批准董事會行使本公司之一切權力，按照所有適用法例及根據英國 Financial Services Authority（金融服務監察局）上市規則、香港聯合交易所有限公司證券上市規則及香港股份購回守則之條文及所指定之方式，在 London Stock Exchange plc（倫敦交易所）及／或香港聯合交易所有限公司或本公司之股份可能上市之任何其他證券交易所購回本公司股本中每股面值0.05美元之普通股份；

(b) 本公司根據上文(a)段之批准有權購回之股份總面值，不得超過本決議案於股東週年大會上獲通過當日本公司已發行股本總面額百分之十；

(c) 本公司根據上文(a)段之批准有權購回股份時，每股股份可能付出之最高價格為根據倫敦交易所之 Daily Official List(每日股份市場報價表)於購回該等股份前緊接之五個交易日該等股份之中位市場報價加百分之五，可用作支付每股股份之最低價格為0.05美元，即股份之面值；及

(d) 本公司根據上文(a)段獲賦予之權力將於(i)二零零四年舉行之本公司股東週年大會結束當日、或(ii)由本決議案組成其中一部份之通告所召開之股東週年大會日期後十五個月後當日或任何適用法例或本公司細則規定舉行本公司下屆股東週年大會之較短期間內、或(iii)在本公司股東大會上股東透過普通決議案將根據本決議案授出之權力延續、撤銷或修訂之時(以較早者為準)結束。」

7. 「**動議**：

(a) 根據(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力以配發、發行及處理本公司股本中之額外法定及尚未發行股份，以及作出或授予可能需行使該等權力之建議、協議及購股權，包括認購股份的認股權證及其他可認購或轉換股份之權力；

(b) 本公司董事會根據上文(a)段之批准而配發、發行及處理之股本總面額(除根據下文(c)段所述者以外)不得超過於通過本決議案之本公司股東週年大會當日；及因經根據二零零一年購股權計劃之購股權獲行使而配發及發行股份後擴大之本公司已發行股本總面值百分之二十，以及董事根據上文(a)段獲賦予之權力，將於(i)二零零四年舉行之本公司股東週年大會結束時、或(ii)由本決議案組成其中一部份之通告所召開的股東週年大會舉行日期十五個月後當日、或根據任何適用法例或本公司細則規定舉行本公司之下屆股東週年大會之較短期間內、或(iii)在本公司股東大會上股東透過普通決議案撤銷或修改此授出之權力之時(以較早者為準)結束，惟於每一情況下，此權力須准許本公司於此權力屆滿之前，作出或授予建議、協議及購股權(包括認購股份的認股權證或其他可認購或轉換股份之權力)，而將會或可能要求股份於此項授權屆滿之後予以配發或發行，而董事會可根據此等建議、協議及購股權一配發、發行及處理股份，猶如在此賦予之權力尚未屆滿；

(c) 上文(b)段之條文並不適用於董事會根據以下各項配發及／或發行或同意有條件或無條件發行及／或配發之股本總面額：

(i) 於指定期間按股東於指定記錄日期的持股比例而發售股份之配售新股（惟董事會有權在必須或權宜時就零碎股份權益或根據適用於本公司之任何司法權區之法律規定之任何限制或責任或任何該等地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排）；或

(ii) 任何根據本公司細則實行之以股代息計劃或類似安排；或

(iii) 本公司任何購股權計劃；及

(d) 上文(a)段之批准將附加於任何其他給予董事會之授權。」

8. 「**動議**待召開本大會之通告所載決議案7通過後，本公司董事會獲授權並於現時可有效根據召開本大會之通告所載決議案7行使本公司一切權力以配發、發行及處理額外股份之一般授權將予擴大，在董事會根據上述授權可能配發或同意有條件或無條件配發之本公司股本總面額之上，加上相當於本公司根據按照決議案6授出之權力購回之本公司股本總面額，惟增加後之數額不得超過本決議案通過當日本公司已發行股本總面額百分之十。」

承董事會命
公司秘書
**張怡煒**

香港，二零零三年六月二十七日

**附註：**

(1) 凡有權出席上述大會並於會上投票之股東，均有權委託一位代表出席，並於表決時代其投票。受委代表毋須為本公司股東。代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前，交回香港新界大埔汀角路57號太平工業中心第一期23樓，方為有效。股東填妥及交回代表委任表格後，仍可親身出席會議，並於會上投票。

(2) 本公司將自二零零三年七月三十日起至二零零三年八月六日（包括首尾兩天）暫停辦理股份過戶登記手續，以便確定股東出席本公司股東週年大會之權利及其投票權。在此期間，本公司將不會接受股份過戶登記。



# VTech Holdings Limited

*(Incorporated in Bermuda with limited liability)*

## PROXY FORM FOR THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENT THEREOF

I/We,[1] ______________________________________________

of ______________________________________________

being the registered holder(s) of[2] ______________________________ shares of US$0.05 each in the issued share capital of VTech Holdings Limited (the "Company") hereby appoint[3] the chairman of the meeting (the "Chairman") or[3] ______________________________

of ______________________________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the annual general meeting of the Company (the "Meeting") to be held at 3:30 p.m. (Hong Kong time) on Wednesday, 6th August, 2003 at Jade Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the Meeting and at the Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) as indicated below in respect of the said resolutions, and if no such indication is given, as my/our proxy thinks fit.

| | RESOLUTIONS | FOR[4] | AGAINST[4] |
|---|---|---|---|
| 1. | To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st March 2003. | | |
| 2. | To declare a final dividend for the year ended 31st March 2003. | | |
| 3. | To re-elect the following persons as Directors of the Company:<br>(i) Mr. Albert LEE Wai Kuen | | |
| | (ii) Mr. Paddy LAW Wai Leung | | |
| 4. | To fix the remuneration of the Directors. | | |
| 5. | To re-appoint KPMG as auditors for the ensuing year and to authorise the Directors to fix their remuneration. | | |
| 6. | To grant to the Directors a general mandate to repurchase shares. | | |
| 7. | To grant to the Directors a general mandate to allot, issue and deal with additional shares of the Company. | | |
| 8. | To add to the general mandate to be granted to the Directors to allot, issue and deal with shares of the Company the aggregate nominal amount of shares repurchased. | | |

Dated this __________day of ______________2003 Signature[5] ______________________

*NOTES:*

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares of US$0.05 each registered in your name(s). If no number is inserted this proxy form will be deemed to relate to all such shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. A proxy need not be a member of the Company but must attend the meeting in person to represent you.
4. IMPORTANT: If you wish to vote for a resolution, place a "√" in the box marked "FOR". If you wish to vote against a resolution, place a "√" in the box marked "AGAINST". Failure to complete a box will entitle your proxy to cast your vote(s) or abstain at his discretion. Your proxy will also be entitled to vote or abstain at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This proxy form must be signed by you or your attorney authorised in writing, or in the case of a corporation, must be either under its seal or under the hand of an officer, attorney or other person authorized to sign the same.
6. In order to be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority must be lodged at the principal office of the Company in Hong Kong at 23rd Floor, Tai Ping Industrial Centre, Block 1, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
7. Any alterations made to this proxy form must be initialled by the person who signs it.



# VTech Holdings Limited
# 偉易達集團

（於百慕達註冊成立之有限公司）

## 股東週年大會（或其任何續會）適用之代表委任表格

本人／吾等[1] ____________________

地址為 ____________________

為 VTech Holdings Limited（「本公司」）已發行股本中每股面值0.05美元股份 __________ 股[2]

之登記持有人，茲委任[3]大會主席或[3] ____________________

地址為 ____________________

代表本人／吾等出席本公司於二零零三年八月六日（星期三）香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店六樓翡翠廳舉行之股東週年大會（「會議」），藉以考慮並酌情通過召開會議之通告所載之決議案，並於會議或任何續會上代表本人／吾等及以本人／吾等之名義按如下指示就上述決議案投票。如無任何指示，則由本人／吾等之代表自行酌情投票。

| | 決議案 | 贊成[4] | 反對[4] |
|---|---|---|---|
| 1. | 省覽截至二零零三年三月三十一日止年度之經審核之財務報表及董事會及核數師報告。 | | |
| 2. | 宣告派發截至二零零三年三月三十一日止年度之末期股息。 | | |
| 3. | 重選以下人士為本公司董事：<br>(i) 李偉權先生 | | |
| | (ii) 羅偉良先生 | | |
| 4. | 釐定董事酬金。 | | |
| 5. | 續聘畢馬威會計師事務所為來年之核數師及授權董事會釐定其酬金。 | | |
| 6. | 授予董事會購回股份之一般授權。 | | |
| 7. | 授予董事會配發、發行及處理本公司之額外股份之一般授權。 | | |
| 8. | 授予董事會配發、發行及處理股份之一般權力將加上根據購回股份授權而購回之股份總面值。 | | |

日期：二零零三年 ______ 月 ______ 日　　　　簽署[5]：____________________

附註：

1. 請以正楷填上姓名及地址。聯名股東均須全部填上姓名。
2. 請填上以 閣下名義登記每股面值0.05美元之股份數目。如無填報股份數目，本代表委任表格將視為與全部以 閣下名義登記之本公司股份有關。
3. 如欲委派大會主席以外之人士為代表，請將「大會主席或」之字樣刪去，並於適當欄內填上 閣下所擬委派代表之姓名及地址。受委代表毋須為本公司股東，惟必須親自代表 閣下出席會議。
4. **重要提示：** 閣下如欲投票贊成決議案，請在「**贊成**」欄內填上「√」號；如欲投票反對決議案，則請在「**反對**」欄內填上「√」號。如並無填寫任何一欄，則 閣下之代表可酌情就任何於會議上適當提呈之及並未載於會議通告之任何決議案投票或放棄投票。
5. 本代表委任表格必須由 閣下或獲 閣下以書面正式授權之代理人簽署；如為公司，則須加蓋公司印鑑或由公司負責人、獲正式授權之代理人或其他人士親筆簽署。
6. 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於會議或其任何續會之指定舉行時間48小時前送達本公司在香港之主要辦事處，地址為香港新界大埔汀角路57號太平工業中心第一期23樓，方為有效。
7. 本代表委任表格內之任何更改均須由簽署人簡簽示可。

Designed By BrandsNation Limited / Printed By Roman Financial Press Limited

vtech

VTech Holdings Ltd
(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300
http://www.vtech.com
email: investor_relations@vtech.com